Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2023

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed overseas in December 2003 and returned to the domestic market as an A-share listed company in January 2007. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2023, the Company had approximately 326 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

FINANCIAL SUMMARY

The Company has prepared the Interim Report in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board. Since 1 January 2023, the Company has adopted IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts. The Company

has restated and presented the comparative information associated with insurance contracts in accordance with IFRS 17 – Insurance Contracts, and there is no need to restate and present any comparative information associated with financial instruments in accordance with IFRS 9 – Financial Instruments. The interim financial data are unaudited.

MAJOR FINANCIAL DATA AND INDICATORS

			RMB million
	As at 30 June 2023	As at 31 December 2022	Increase/Decrease from the end of 2022
Total assets	5,507,193	5,010,068	9.9%
Including: Investment assets[1]	5,386,667	4,811,893	11.9%
Equity holders’ equity	477,935	366,021	30.6%
Equity per share[2] (RMB per share)	16.91	12.95	30.6%
Gearing ratio[3] (%)	91.15	92.52	A decrease of 1.37 percentage points

	January to June 2023	January to June 2022[4]	Increase/ Decrease from the corresponding period in 2022
Total revenue	186,324	188,744	-1.3%
Profit before income tax	37,538	43,537	-13.8%
Net profit attributable to equity holders of the Company	36,151	39,305	-8.0%
Earnings per share (basic and diluted)[2] (RMB per share)	1.28	1.39	-8.0%
Weighted average ROE (%)	7.55	9.72	A decrease of 2.17 percentage points
Net cash inflow/(outflow) from operating activities	249,424	233,463	6.8%
Net cash inflow/(outflow) from operating activities per share[2] (RMB per share)	8.82	8.26	6.8%

Notes:

1.

As at 30 June 2023, Investment assets = Cash and cash equivalents + Financial assets at fair value through profit or loss + Financial assets at fair value through other comprehensive income + Financial assets at amortised cost + Term deposits + Financial assets purchased under agreements to resell + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures. As at 31 December 2022, Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Financial assets purchased under agreements to resell + Loans (excluding policy loans) + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

2.

In calculating the percentage changes of the “Equity per share”, “Earnings per share (basic and diluted)” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

3.	Gearing ratio = Total liabilities/Total assets
4.	The financial data from January to June 2022 as set out in this Interim Report have taken into account the restatement made with respect to a business combination under common control.

INFORMATION ON THE DIFFERENCE BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Accounting Standards for Business Enterprises (“ASBE”), the Company adopts the transition plan for the new accounting standards for insurance contracts, namely: From 1 January 2023 to 31 December 2025, the Company will continue to apply ASBE No. 25 – Direct Insurance Contracts (Caikuai [2006] No. 3), ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3), Regulations regarding the Accounting Treatment of Insurance Contracts (Caikuai [2009] No. 15), ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2006] No. 3), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2006] No. 3), ASBE No. 24 – Hedging (Caikuai [2006] No. 3), ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23) and other relevant accounting standards.

The reconciliations of net profit attributable to equity holders of the Company from January to June 2023 and the corresponding period of 2022 and equity holders’ equity as at 30 June 2023 and 31 December 2022 from the consolidated financial statements prepared under ASBE to those under IFRSs are as follows:

	January to June 2023	RMB million January to June 2022
Net profit attributable to equity holders of the Company under ASBE	16,156	25,356
Reconciling items:
Adjustment related to IFRS 9	9,815	N/A
Adjustment related to IFRS 17	16,573	18,606
Deferred tax effects	(6,393)	(4,657)
Net profit attributable to equity holders of the Company under IFRSs	36,151	39,305

	As at 30 June 2023	RMB million As at 31 December 2022
Equity holders’ equity under ASBE	449,362	436,169
Reconciling items:
Adjustment related to IFRS 9	177,538	N/A
Adjustment related to IFRS 17	(140,431)	(93,967)
Deferred tax effects	(8,534)	23,819
Equity holders’ equity under IFRSs	477,935	366,021

For the first half of 2023, the net profit attributable to equity holders of the Company under IFRSs was RMB36,151 million, an increase of RMB19,995 million comparing with the data under ASBE.

As at the end of the Reporting Period, the equity holders’ equity under IFRSs was RMB477,935 million, an increase of RMB28,573 million comparing with the data under ASBE.

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE1

				RMB million
Major items of the Consolidated Statement of Financial Position	As at 30 June 2023	As at 31 December 2022	Change	Main reasons for change
Term deposits	445,780	485,567	-8.2%	The maturity of term deposits
Held-to-maturity securities	N/A	1,574,204	N/A	—
Available-for-sale securities	N/A	1,738,108	N/A	—
Securities at fair value through profit or loss	N/A	223,790	N/A	—
Financial assets at amortised cost	208,914	N/A	N/A	—
Financial assets at fair value through other comprehensive income	2,687,231	N/A	N/A	—
Financial assets at fair value through profit or loss	1,516,000	N/A	N/A	—
Financial assets purchased under agreements to resell	54,551	38,533	41.6%	The needs for liquidity management
Cash and cash equivalents	195,232	127,594	53.0%	The needs for liquidity management
Loans	N/A	342,083	N/A	—
Insurance contract liabilities	4,696,086	4,266,947	10.1%	The accumulation of insurance liabilities from new policies and renewals
Financial assets sold under agreements to repurchase	127,962	148,958	-14.1%	The needs for liquidity management
Interest-bearing loans and other borrowingsNote	12,937	12,774	1.3%	—
Financial liabilities at fair value through profit or loss	6,714	3,344	100.8%	An increase in equity owned by third parties of consolidated structured entities
Equity holders’ equity	477,935	366,021	30.6%	Due to the combined impact of changes of accounting standards, total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, and a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, both of which are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, both of which are floating rate bank loans.

[1]

In accordance with IFRS 9 – Financial Instruments, there is no need for the Company to restate and present any comparative information associated with financial instruments. Therefore, relevant items are not applicable.

				RMB million
Major items of the Consolidated Statement of Comprehensive Income	January to June 2023	January to June 2022	Change	Main reasons for change
Insurance revenue	91,941	91,725	0.2%	—
Investment income	23,606	85,454	N/A	The corresponding data is not comparable due to changes in accounting standards
Net realised gains on financial assets	N/A	6,662	N/A	—
Net fair value gains through profit or loss	N/A	(5,129)	N/A	—
Interest income	61,246	N/A	N/A	—
Investment income from associates and joint ventures	5,664	5,737	-1.3%	—
Other income	3,867	4,295	-10.0%	The fluctuation of exchange rate for the valuation of foreign currency assets and liabilities
Insurance service expenses	64,846	63,234	2.5%	—
Insurance finance income/(expenses) from insurance contracts issued	73,793	72,458	1.8%	—
Finance costs	2,341	2,610	-10.3%	A decrease in interest paid for financial assets sold under agreements to repurchase
Expected credit losses	(797)	N/A	N/A	—
Income tax	664	3,474	-80.9%	Due to the combined effect of changes in profit before income tax and non-taxable income
Net profit attributable to equity holders of the Company	36,151	39,305	-8.0%	Due to the combined impact of changes of accounting standards and sustained volatilities in the equity market

2023 is the opening year for fully implementing the guidelines of the 20th CPC National Congress and also the 20th anniversary for China Life’s shareholding reform and public listing. Looking back to the first half of the year, as China’s economy and society have fully returned to normal, and domestic demands were gradually recovering, the life insurance industry saw visible rebound in growth. Centering on serving the overall interests of national development, and steadfastly pushing forward its development in finance with Chinese characteristics, China Life took initiatives on strengthening Party building, benefitting people’s livelihood, driving business development, promoting reforms and guarding against risks to pursue high-quality development. As a result, the Company achieved a steady progress with sound momentum, and further enhanced its comprehensive strengths with its market leading position remaining solidified, making new achievements in its journey towards building a world-class life insurance company.

We pursued the original aspiration of providing insurance services for the people and continued to enhance our efficiency in serving the overall national development. Keeping the “National Priorities” in mind, we gave full play to our function as a “safety net” for protection of people’s livelihood, a “shock absorber” for economic operation and a “stabiliser” for social development, vigorously strengthened the protection of consumers’ rights and interests, and deeply applied the concept of “providing insurance services for the people”. With a focus on implementing the “national strategy of proactively responding to population aging”, the “Healthy China Initiative” and other major national deployments, we made consistent efforts to enhance the affordability and accessibility of insurance. As our business scale of third-pillar private pension and exclusive commercial pension leading the industry, and our long-term care insurance programs offering services to over 33 million people, we contributed to the development of the multi-tiered social security system in greater breadth and depth. We steadfastly served the real economy, and consistently increased our support to the construction of a modern industrial system, green and low-carbon development and regional development strategy by various means. Our accumulated investments in real economy and in green investments have surpassed RMB3.8 trillion and RMB440 billion, respectively. Furthermore, we consistently promoted rural revitalisation, in which we strived to open up new horizons through various means.

We prioritised business value creation and further solidified our leading position in the industry. By firmly pursuing high-quality development, we focused on business value creation and seized market opportunities, and accelerated the pace of our business development. Our insurance business saw a strong growth, the overall business performance remained stable, and a steady progress with good momentum was achieved for high-quality development. In the first half of 2023, we hit a record high in terms of gross written premiums as compared to the same period in history, with the value of half year’s sales increasing by 19.9%, and our industry leading position in terms of the gross written premiums, value of half year’s sales and embedded value were further consolidated. With our insurance business realising a strong growth, our business structure was continuously optimised. We stepped up researches on the allocation to major asset categories, seized opportunities in capital markets at particular phases, strengthened the management and control of credit risks, and adopted multiple measures to stabilise investment returns, with a view to navigating through the macro-economic cycle. Our solvency ratios remained at relatively high levels, which provided solid capital foundation for the development of insurance and investment businesses.

We focused on integrity and innovation and made unremitting efforts in advancing reforms in greater depth. Aligning with the changes in time, the changes in client base, as well as the changes in demands, we consistently improved the adaptability and flexibility of our supply-side structure, and strived to bring together the new driving forces for development and cultivate new competitive edges. The implementation of the “Eight Reform Programs” was accelerated, and the reforms on key business areas and aspects, such as the sales system reforms, construction of an ecological chain and digital transformation, moved forward steadily as planned. Having our eyes on the future, the sales system reforms proceeded smoothly, aiming at upgrading the mode of business development for the life insurance business, with the enhancement of professional competence of our sales force and the exploration of new sales model as the key focuses, and the upgrading of the “product + services” model and precise technology empowerment as the guarantee and support. The construction of the healthcare and senior-care service ecosystem was also accelerated. With the residential senior-care services in “city center” as the main model and the residential senior-care services in “suburb”, home-based senior-care services and community-based senior-care services as the complementary model, the promotion of our integrated senior-care business achieved remarkable results. We kept on pushing forward the deep integration of digital technologies with insurance business. With a focus on ecology, contact points and client base, we continued to promote the digital, intelligent and ecological development towards both ends of the value chain of the life insurance business, exerting the effects of digital technology empowerment. With advancement in such aspects as talent development, integrated sales and customer relationship management, the construction of the sustainable high-quality development system and mechanism was further accelerated.

We strengthened bottom-line thinking and further improved the risk prevention and control mechanism. We coordinated business development and risk control, pursued sound and prudent business operations, and optimised asset-liability management. By deeply advancing the construction of an enterprise-wide risk management system, we continuously strengthened efforts to prevent and mitigate risks in key business areas, and firmly held onto the bottom line that no systemic risks arose. As the informatisation and intellectualisation of risk prevention and control were deeply integrated, and the rigid constraints on the front end of systems were further intensified, we steadily launched the transformation towards a source-based intelligent risk control system. The Company has maintained the rating of Class A for 20 consecutive quarters in the integrated risk rating for insurance companies, and was among the top-ranked life insurance companies as evaluated by the first Solvency Aligned Risk Management Requirements and Assessment (“SARMRA”) under the C-ROSS (Phase II) Regulation. Our capabilities of risk management and control for safeguarding high-quality development were steadily enhanced.

At present, China is at a crucial stage for economic recovery as well as transformation and upgrading, and the foundation for recovery of the life insurance industry is not solid yet. In the long run, since China has the advantages of a hyperscale market and domestic demands potentials, and its economy is resilient and promising with ample leeway for growth, the long-term positive fundamentals remain unchanged. The strong driving forces brought about by high-quality economic development, together with the external forces arising from the strengthening of the social security system, have offered broader space for the long-term positive development of the industry, and China’s life insurance industry is still at an important stage full of strategic opportunities. Meanwhile, the profound changes in internal and external environments, including new sci-tech revolution and new supply-side reforms in the life insurance industry driven by new demands, are imperceptibly shaping the future development landscape of the industry. The life insurance industry has entered a stage that a new pattern is being fostered, new track of development is being navigated and new areas are being explored.

Setting the sail high, we are well prepared to lead in the wave of the times. The insurance industry embodies the concept of love and sharing at the most in itself. As a leading company in the industry, China Life will apply new development concepts completely, accurately and consistently. We will deeply promote the upgrading of business modes towards ecological chain operation and collaborative development of integrated finance, and speed up the progress of the sales system reforms and digital transformation. Being customer-centric, we will firmly stick to the principle of utmost good faith and safeguard people’s wellbeing, with an aim to make insurance become a caring and trusted partner of our clients.

By Order of the Board

Bai Tao

Chairman

23 August 2023

REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2023

In the first half of 2023, as China’s economic and social development has fully returned to normal, the market demands have gradually recovered, and the overall economy showed a good momentum of recovery. However, the external environment was complicated, and the foundation for sustained recovery of domestic economy was not solid yet. The good momentum of the macro economy drove steady recovery and growth of the life insurance industry. The industry regulator, concentrating on the areas of social concern with far-reaching impacts, including promoting the development of industry in a regulated manner, and serving people’s livelihood and the real economy, further optimised financial regulatory policy system to strengthen compliant operations, so as to firmly pursue the high-quality development of the industry.

The Company firmly implemented the business strategy of “achieving stable growth, prioritising business value, optimising structure, strengthening sales force, promoting reforms and guarding against risks”, adhered to the original role of insurance, and pursued high-quality development. It proactively seized development opportunities arising from the recovery of the industry and made breakthroughs for business expansion through innovation, thus achieving a steady progress while maintaining stability in its overall operations with its market leading position remaining solidified. As at the end of the Reporting Period, the Company’s total assets reached RMB5.51 trillion, investment assets reached RMB5.39 trillion, and embedded value reached RMB1,311,669 million, all of which remained the industry leadership position. The comprehensive solvency ratio and core solvency ratio continued to maintain at relatively high levels, which were 204.23% and 140.43%, respectively. The number of long-term in-force policies held by the Company reached 326 million.

The Company maintained its strategic consistency, continued to strengthen its asset-liability interaction, consistently implemented its medium- to long-term strategy asset allocation, and adopted multiple measures to stabilise investment returns. In the first half of 2023, the gross investment income of the Company was RMB91,372 million, and the net profit attributable to equity holders of the Company was RMB36,151 million.

[2]

The data regarding premiums (including gross written premiums, premiums from new policies, first-year regular premiums, first-year regular premiums with a payment duration of ten years or longer, renewal premiums, single premiums and short-term insurance business premiums, etc.) in this Interim Report are relevant data under ASBE.

Key Performance Indicators for the First Half of 2023

		RMB million
	January to June 2023	January to June 2022
Gross written premiums	470,115	439,969
Premiums from new policies	171,213	139,358
Including: First-year regular premiums	97,418	79,838
First-year regular premiums with a payment duration of ten years or longer	38,957	30,226
Renewal premiums	298,902	300,611
Value of half year’s sales	30,864	25,745
Including: Individual agent business sector	27,404	24,185
Policy persistency rate (14 months)[1] (%)	89.20	85.10
Policy persistency rate (26 months)[1] (%)	79.30	76.50
Surrender rate[2] (%)	0.65	0.51

	As at 30 June 2023	As at 31 December 2022
Embedded value	1,311,669	1,230,519
Number of long-term in-force policies (hundred million)	3.26	3.25

	January to June 2023	January to June 2022
Gross investment income	91,372	N/A
Net profit attributable to equity holders of the Company	36,151	39,305

Notes:

1.

The persistency rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.

Surrender rate, which is for long-term insurance business, is the proportion of the surrender payment to the sum of the reserves at the beginning of the period and the premiums. Items such as surrender payment, reserves and premiums are relevant data under ASBE.

Prioritising business value, in the first half of 2023, the Company realised a strong growth in its insurance business with its business structure continuously optimised. Its gross written premiums amounted to RMB470,115 million, a year-on-year increase of 6.9%, hitting a record high for the same period in history and still leading the industry. The key business performance indicators achieved a rapid growth. Premiums from new policies reached RMB171,213 million, a year-on-year increase of 22.9%. First-year regular premiums were RMB97,418 million, increasing by 22.0% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer reached RMB38,957 million, a year-on-year increase of 28.9%, and its proportion in the first-year regular premiums rose by 2.13 percentage points, showing a significant improvement in business structure. The value of half year’s sales was RMB30,864 million, a year-on-year increase of 19.9%, continuing to lead the industry.

The Company vigorously pushed forward the “Eight Reform Programs”, aiming to foster new growth drivers through reforms and innovation. In the first half of 2023, it introduced several strategic measures and reform programs that focused on Party building as the guide, mechanism optimisation, sales system reforms, resources integration, management innovation and ecological driving forces, making new breakthroughs in reforms on key areas. The Company deeply advanced sales system reforms in the individual agent business sector by defining two key focuses for reforms, namely “enhancement of professional competence of the existing sales force” and “exploring new sales models”, as well as two guarantee and supporting strategies, namely “the ‘product + services’ ecosystem” and “precise technology empowerment”, and accelerated the transformation and upgrading of a specialised and professional agent force. The project for upgrading the exiting sales force was fully launched. The Company accelerated the construction of a healthcare and senior-care ecosystem and created a development model with the residential senior-care services in “city center” as the main model and the residential senior-care services in “suburb”, home-based senior-care services and community-based senior-care services as the complementary model. The Company also proceeded with the deployment of senior-care projects, and carried out senior-care service projects in some major cities to develop its own capability in supplying inclusive healthcare and integrated senior-care services at a faster speed, so as to satisfy the diversified needs of people for healthcare and senior-care services. The Company fully advanced the FinTech and Digitalisation Program and actively pushed forward the upgrading of its corporate network to 5G by implementing new technologies as a breakthrough. With the Cloud Native concept applying to the whole process of technological construction, the Company fully applied AI technologies in each aspect of its core value chain, and gave full play to data factors, to further enhance the supporting and empowering function of digitalisation and intellectualisation to its business operation and management in all aspects.

BUSINESS ANALYSIS

Figures of Gross Written Premiums

Gross Written Premiums Categorised by Business

			RMB million
	January to June 2023	January to June 2022	Change
Life insurance business	388,558	356,528	9.0%
First-year business	115,359	83,519	38.1%
First-year regular	95,561	76,874	24.3%
Single	19,798	6,645	197.9%
Renewal business	273,199	273,009	0.1%
Health insurance business	73,058	75,284	-3.0%
First-year business	47,593	47,954	-0.8%
First-year regular	1,857	2,961	-37.3%
Single	45,736	44,993	1.7%
Renewal business	25,465	27,330	-6.8%
Accident insurance business	8,499	8,157	4.2%
First-year business	8,261	7,885	4.8%
First-year regular	–	3	-100.0%
Single	8,261	7,882	4.8%
Renewal business	238	272	-12.5%

Total	470,115	439,969	6.9%

Note:     Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company were RMB388,558 million, a year-on-year increase of 9.0%. Gross written premiums from the health insurance business were RMB73,058 million, a year-on-year decrease of 3.0%. Gross written premiums from the accident insurance business were RMB8,499 million, a year-on-year increase of 4.2%.

Gross Written Premiums Categorised by Channel

		RMB million
	January to June 2023	January to June 2022
Individual agent business sector[1]	362,101	352,487
First-year business of long-term insurance	80,208	69,042
First-year regular	80,109	68,957
Single	99	85
Renewal business	272,499	274,016
Short-term insurance business	9,394	9,429
Bancassurance channel	62,066	42,609
First-year business of long-term insurance	36,217	16,709
First-year regular	17,294	10,864
Single	18,923	5,845
Renewal business	25,641	25,707
Short-term insurance business	208	193
Group insurance channel	15,923	16,759
First-year business of long-term insurance	772	732
First-year regular	9	16
Single	763	716
Renewal business	761	862
Short-term insurance business	14,390	15,165
Other channels[2]	30,025	28,114
First-year business of long-term insurance	26	8
First-year regular	6	1
Single	20	7
Renewal business	1	26
Short-term insurance business	29,998	28,080

Total	470,115	439,969

Notes:

1.	Gross written premiums of individual agent business sector include premiums of the general sales team and the upsales team.
2.	Gross written premiums of other channels mainly include premiums of government-sponsored health insurance business and online sales, etc.

Insurance Business

Analysis of Insurance Business

In the first half of 2023, the life insurance industry showed a good momentum of recovery. Seizing the opportunities of such recovery, the Company focused on business value growth, proceeded with transformation in greater depth, and made manifested achievements in high-quality business development. Its gross written premiums hit a record high in the first half of the year with its business structure significantly optimised, and the value of half year’s sales rose rapidly. The size of the Company’s sales force was gradually stabilised. As at the end of the Reporting Period, the total number of its sales force was 721,000, and the productivity per person of the individual agent business sector, bancassurance channel and group insurance channel realised a significant year-on-year increase.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability and consistently deepened business channel restructuring. A rapid growth was achieved in all indicators for the new business, and the business structure was significantly optimised. During the Reporting Period, gross written premiums from the sector were RMB362,101 million, an increase of 2.7% year on year. In particular, renewal premiums were RMB272,499 million. First-year regular premiums were RMB80,109 million, an increase of 16.2% year on year. First-year regular premiums with a payment duration of ten years or longer were RMB38,950 million, an increase of 28.9% year on year, and its proportion in the first-year regular premiums was 48.62%, an increase of 4.81 percentage points year on year. In the first half of 2023, the value of half year’s sales of the sector was RMB27,404 million, an increase of 13.3% year on year.

In the first half of 2023, the individual agent business sector adhered to the strategy of “productive agents-driven business”, concentrated on the “Sales Channel Strengthening Program”, and emphasised on two key focuses for reforms, namely “enhancement of professional competence of the existing sales force” and “exploring new sales models”, to deeply proceed with the sales system reforms in the sector, with an aim to accelerate the transformation and upgrading of a specialised and professional agent force. The “Regular Operation 4.0 System for the Team Building of the Individual Agent Business Sector” was steadily advanced to strengthen the technological support for team building and increase the team’s overall capability. The “Zhongxin Project” was carried out to optimise agent recruitment and development, and the recruitment requirements were further improved. The size of its sales force was stabilised as a whole. As at the end of the Reporting Period, the number of agents of the sector was 661,000, generally stable compared with the end of 2022, including 424,000 agents from the general sales team and 237,000 agents from the upsales team. The quality of sales force continued to improve, with an increase in both the number and proportion of high-performance agents. Meanwhile, the productivity of the sales force was improved substantially and the monthly average first-year regular premiums per agent rose by 38.1% year on year.

Diversified Business Sector

With high-quality development as the guidance, the diversified business sector concentrated on specialised business operation, and insisted on transformation and upgrading as well as enhancing quality and efficiency. In the first half of 2023, the Company further optimised and innovated the operation models for its diversified channels, and fostered the new development of the sector by making breakthroughs in refining channels management, increasing value creation from such channels, and pursuing market-oriented operating mechanism, etc.

Bancassurance Channel Grasping the trend of the market, the bancassurance channel deepened and expanded its cooperation with banks, and achieved a rapid growth in the scale of its premiums. During the Reporting Period, gross written premiums from the channel amounted to RMB62,066 million, an increase of 45.7% year on year. With its efforts on deepening structural transformation, and increasing the sales of medium- and long-term bancassurance products, it achieved a significant optimisation in its business structure. First-year regular premiums were RMB17,294 million, an increase of 59.2% year on year. First-year regular premiums with a payment duration of five years or longer were RMB7,527 million, with its proportion in the first-year regular premiums rising by 11.20 percentage points year on year to 43.52%. Renewal premiums amounted to RMB25,641 million (a year-on-year decrease of 0.3%), accounting for 41.31% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capabilities of its account manager team, the quality of which was improved steadily. As at the end of the Reporting Period, the number of account managers of the bancassurance channel reached 23,000, and the quarterly average active managers recorded a year-on-year growth of 13.8%, with the productivity of regular premiums per account manager increased substantially.

Group Insurance Channel The group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB15,923 million, a decrease of 5.0% year on year. In particular, short-term insurance premiums from the channel were RMB14,390 million, a decrease of 5.1% year on year. As at the end of the Reporting Period, the number of direct sales representatives was approximately 37,000, among which the proportion of high-performance personnel rose by 4.6 percentage points from the end of 2022.

Other Channels During the Reporting Period, gross written premiums from other channels were RMB30,025 million, an increase of 6.8% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses and supported the construction of a multi-tiered medical security system. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook over 60 policy-oriented long-term care insurance programs, providing services to more than 33 million people. Meanwhile, it implemented over 110 city-customised commercial medical insurance projects. The Company actively participated in social governance related to medical protection and continued to undertake over 390 health care entrusted programs.

Online Insurance Business

The Company continued to promote the development of the online insurance business and provided customers with a quality service experience through integrated online-to-offline sales and online direct sales. In the first half of 2023, the Company achieved new breakthroughs in exploring digital business operations and the development of online exclusive business, etc. Its digital sales capability was further strengthened, and its online insurance business grew rapidly. Total premiums3 of online insurance business under the regulatory caliber were RMB53,680 million, an increase of 38.1% year on year. The Company consistently optimised its online insurance business operation system featuring centralised operation and unified management, and gave full play to the advantages of fast access, wide coverage and high efficiency of the Internet, to actively promote the development of its business and consistently enhance its core operating capabilities and channel value of the online insurance business.

Integrated Financial Business

The Company actively engaged in the construction of a “Life Insurance Plus” integrated financial ecosystem, with a view to empowering the Company’s high-quality development. In the first half of 2023, premiums of CLP&C cross-sold by the Company through collaboration were RMB11,856 million. Through the cross-sale of property insurance products, the

Company diversified its client contacts and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and commercial pension products of Pension Company cross-sold by the Company through collaboration were RMB2,045 million. The Company entrusted CGB to sell its bancassurance products, with the first-year regular premiums amounting to RMB1,612 million, an increase of 42.0% year on year. The Company also actively explored the synergy between insurance and investment business, continuously deepened the cooperation with AMC and CLI, etc., and constantly innovated and explored new insurance-investment interactive model in aspects such as investment project promotion and joint customer exploration. Besides, in order to satisfy the diverse needs of its customers, the Company has carried out various business operation activities by co-working with CLP&C and CGB, so as to provide customers with one-stop and all-round solutions of the high-quality financial and insurance services.

Inclusive Healthcare and Integrated Senior-care Service System

With insurance business as the core and the “people-centric” approach as the starting point and ultimate goal for the “insurance + healthcare and senior-care services” development, the Company fully advanced the “Healthcare and Senior-care Ecosystem Program” to accelerate its deployment in the healthcare and senior-care sector.

In the first half of 2023, with respect to the “insurance + healthcare services”, the Company fully consolidated internal and external high-quality resources and made consistent efforts to enhance its capability in health management services, creating a health management and service system integrating online and offline operations and with high quality and efficiency. As at the end of the Reporting Period, more than a hundred types of services were available on the China Life Inclusive Healthcare Service Platform, covering seven categories of health management services such as physical examination, health consulting, health promotion, disease prevention, chronic disease management, medical services and rehabilitation care, and the accumulated registered users of the platform increased by over 10% from the end of 2022, ranking among the top of the industry. With respect

[3]	Including premiums from online insurance business acquired by different sales channels of the Company.

to the “insurance + senior-care services”, the Company accelerated its deployment in the healthcare and senior-care sector, enhanced its capability of service supply, and created a development model with the residential senior-care services in “city center” as the main model and the residential senior-care services in “suburb”, home-based senior-care services and community-based senior-care services as the complementary model. The Company accelerated the consolidation of the existing healthcare and senior-care resources by setting up the China Life Integrated Senior Care Fund, with the expansion of senior-care services to six additional key cities and launching the pilot programs of home-based senior-care services in five cities in the first half of the year.

As for the next stage, with an unchanged focus on its principal insurance business, the Company will strengthen its ability comprehensively to integrate the inclusive healthcare and integrated senior-care businesses and enhance its platform influence. By creating a close-loop system of “products – services – payment”, the Company will develop its core competitiveness of “product + services”, so as to facilitate its transformation from risk compensation to full chain management of risks, making significant contributions in strengthening the social security system, and improving people’s wellbeing and quality of life.

Analysis of Insurance Products

The Company actively served national strategies and adhered to the original aspiration of “providing insurance services for the people”. In light of the internal and external environments for product research and development, the Company further strengthened the underlying ecosystem construction of products and optimised its product structure, so as to enhance its product supply capability in a responsive, efficient and secured manner. It also made continuous efforts in exploring the criteria and rules on service-product integration to improve the supply efficiency of its “product + services”. In the first half of 2023, the Company newly developed and upgraded a total of 78 insurance products.

In actively serving the Healthy China initiative, the Company steadily promoted the research and development of products with respect to critical illness insurance, care insurance and medical insurance, to provide better health protection for customers with diversified demands. It developed through innovation the insurance product series named the “Xiang Ban Fu” and other products on the basis of the product series named the “Zun Xiang Fu” and “Hui Xiang Fu”, and launched illness insurance products especially for students and children such as “Le Xue Wu You”. To actively serve the national strategy of proactively responding to population aging, the Company continued to develop products, such as pension insurance and long-term care insurance, after the launch of the third-pillar private pension insurance product. It also actively implemented pilot programs of insurance liability conversion between life insurance and long-term care insurance, for the purpose of satisfying the diverse needs of customers for pension security. Moreover, the Company actively facilitated rural revitalisation and regional harmonious development by continuously rolling out its exclusive series of products for rural revitalisation to provide insurance protection against death, medical treatments and accidents for the relevant groups of people, and exploring the product supply for the designated regions by launching the accident injury insurance of Hainan Free Trade Port and other insurance products. It also carried out in-depth studies on the needs of professional athletes for retirement protection and promoted innovation in the development of sports insurance products.

Investment Business4

In the first half of 2023, the interest rate of fixed-income assets was adjusted downward after a short-term surge at the beginning of the year, and the low interest rate environment with a shortage of quality assets remained unchanged. The stock market was under fluctuation with diversified sector performance. Under the complicated and ever-changing market environment, the Company firmly maintained its strategic consistency and pursued asset-liability matching management. It carried out tactical asset allocation flexibly by actively seizing market opportunities under the guidance of strategic asset allocation. Adhering to the “dumbbell type” allocation strategy for fixed-income assets, the

Company increased allocation to bonds with long duration by leveraging short-term opportunities presented by interest rate rebounds at the start of the year. The Company consistently pursued balanced allocations and structural optimisation with its equity asset positions remaining stable in general. Besides, it took proactive actions to expand reserves of alternative investment projects and made innovation in investment models, maintaining a stable size of alternative asset allocations.

Investment Portfolios

As at the end of the Reporting Period, the Company’s investment assets categorised by investment object are set out as below:

	RMB million
	As at 30 June 2023
Investment category	Amount	Percentage
Fixed-maturity financial assets	3,887,472	72.16%
Term deposits	445,780	8.28%
Bonds	2,901,064	53.86%
Debt-type financial products[1]	477,868	8.87%
Other fixed-maturity investments[2]	62,760	1.15%
Equity financial assets	976,996	18.14%
Common stocks	435,892	8.09%
Funds[3]	166,219	3.09%
Other equity investments[4]	374,885	6.96%
Investment properties	12,973	0.24%
Cash and others[5]	249,783	4.64%
Investments in associates and joint ventures	259,443	4.82%

Total	5,386,667	100.00%

Notes:

1.	Debt-type financial products include debt investment schemes, trust schemes, asset-backed plans, credit asset-backed securities, specialised asset management plans, and asset management products, etc.
2.	Other fixed-maturity investments include statutory deposits-restricted and interbank certificates of deposits, etc.
3.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balance of money market funds as at 30 June 2023 was RMB2,640 million.
4.	Other equity investments include private equity funds, unlisted equities, preference shares and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and financial assets purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB5,386,667 million. Among the major types of investments, the percentage of investment in bonds was 53.86%, the percentage of term deposits was 8.28%, the percentage of investment in debt-type financial products was 8.87%, and the percentage of investment in stocks and funds (excluding money market funds) was 11.13%.

[4]

In accordance with IFRS 9 – Financial Instruments, there is no need for the Company to restate and present any comparative information associated with financial instruments. Therefore, comparative information on investment business is not presented because of no comparability.

Investment Income

RMB million
January to June 2023
Gross investment income	91,372
Net investment income	90,585
Net income from fixed-maturity investments	71,125
Net income from equity investments	11,348
Net income from investment properties	62
Investment income from cash and others	2,386
Share of profit of associates and joint ventures	5,664
+ Realised disposal gains	(12,489)
+ Unrealised gains or losses	12,482
– Expected credit losses of investment assets	(794)
Net investment yield	3.31%
Gross investment yield	3.33%

Note:

In the calculation of an investment yield, the average investment assets as the denominator exclude the fair value changes of debt-type investments measured at fair value through other comprehensive income, so as to reflect the strategic intention of the Company for the management of assets and liabilities. Additionally, only interest income from fixed-maturity assets and rental income from investment properties are annualised, and such treatment does not apply to interest income from/interest paid for financial assets purchased under agreements to resell and financial assets sold under agreements to repurchase, dividend income, spread income, and gains and losses from changes in fair values, etc.

In the first half of 2023, the Company’s net investment income was RMB90,585 million, and the net investment yield was 3.31%; the gross investment income of the Company was RMB91,372 million, and the gross investment yield was 3.33%.

Credit Risk Management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities and energy. As at the end of the Reporting Period, over 98% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company prudently scrutinised credit profiles of targets and risk exposure concentration before investment and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2023.

Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

ANALYSIS OF SPECIFIC ITEMS

Insurance Contract Liabilities

			RMB million
	As at 30 June 2023	As at 31 December 2022	Change
Insurance contract liabilities of long-term insurance business	4,657,350	4,231,075	10.1%
Insurance contract liabilities of short-term insurance business	38,736	35,872	8.0%

Total of insurance contract liabilities	4,696,086	4,266,947	10.1%

Including: Contractual service margin	802,380	783,473	2.4%

As at the end of the Reporting Period, the insurance contract liabilities of the Company were RMB4,696,086 million, 10.1% up from RMB4,266,947 million as at the end of 2022, primarily due to the accumulation of insurance liabilities from new policies and renewals.

Analysis of Cash Flows

Liquidity Sources

The Company’s cash inflows mainly come from insurance premiums received, interest, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB194,708 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB445,780 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2023	January to June 2022	Change	Main reasons for change
Net cash inflow/(outflow) from operating activities	249,424	233,463	6.8%	An increase in the scale of universal insurance accounts
Net cash inflow/(outflow) from investing activities	(166,896)	(127,463)	30.9%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(15,528)	(72,529)	-78.6%	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	114	205	-44.4%	–
Net increase in cash and cash equivalents	67,114	33,676	99.3%	–

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 30 June 2023 (unaudited)	As at 31 December 2022
Core capital	709,523	699,688
Actual capital	1,031,818	1,007,601
Minimum capital	505,233	487,290
Core solvency ratio	140.43%	143.59%
Comprehensive solvency ratio	204.23%	206.78%

As at the end of the Reporting Period, the comprehensive solvency ratio and the core solvency ratio of the Company were 204.23% and 140.43%, respectively, continuing to stay relatively high. Affected by factors such as the business growth, an increase in investment assets and dividends payment, the solvency ratios slightly decreased from the end of 2022.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Major Subsidiaries and Associates of the Company

						RMB million
Company name	Major business scope	Registered capital	Shareholding	Total assets	Net assets	Net profit
China Life Asset Management Company Limited	Management and utilisation of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations.	4,000	60%	20,560	17,498	1,490

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the NAFR.	3,400	70.74% is held by the Company, and 3.53% is held by AMC	10,152	6,851	504

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the NAFR.	27,800	40%	127,804	37,882	608

China Guangfa Bank Co., Ltd.

Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarisation businesses; other businesses approved by the NAFR and other relevant authorities.

		21,790	43.686%	3,464,263	272,271	9,920

Note:     For details, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Structured Entities Controlled by the Company

The details of structured entities controlled by the Company are set out in Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Analysis of Core Competitiveness

During the Reporting Period, there was no material change in the Company’s core competitiveness.

TECHNOLOGY CAPABILITIES, OPERATIONS AND SERVICES, RISK MANAGEMENT AND CONTROL

Technology Capabilities

In the first half of 2023, the Company launched the FinTech and Digitalisation Program to deepen technological innovation and consolidate digital infrastructure, with the aim to promoting its high-quality development with high-quality supply of technological capabilities.

New awards for technological innovation were received. A real-time data service platform of the full-stack IT application innovation, which was capable of processing data volume at petabytes (PB) level, was constructed based on the new proprietary distributed technological architecture and was selected to be a case study of the national IT application innovation. China Life distributed hybrid cloud was awarded the special prize of Capital Financial Innovation Achievements, and the intelligent identification and verification system for anti-money laundering, which was the first application innovation of “machine learning + knowledge graph” in the anti-money laundering field of the life insurance industry, was awarded the second prize of the FinTech Development Awards by the People’s Bank of China.

Digital capability was constantly enhanced. The Company further improved the quality and efficiency of its data service by emphasising on the real-time and the consistency of data, and fully empowered various business sectors such as sales, services, operations and risk control with data factors as the driving force. With its trillion-level data processing capability, the Company realised the whole-process automated generation of financial statements under new insurance contract standards, and developed a financial accounting and actuarial measurement system under the new accounting standards by using more accurate algorithm, more sophisticated model and more efficient process, fully ensuring the implementation of the new accounting standards in a systemic, complete and accurate manner.

Digital risk control was consistently intensified. The Company created a digital risk control system based on the big data analytics, which accurately identified a variety of risk scenarios through multi-dimensional modelling analysis and cross comparison. By moving forward risk control points and dynamic monitoring, it realised quick identification and accurate capture of risk scenarios in key business fields. The Company also established a RegTech application laboratory for anti-money laundering with the People’s Bank of China, Nanchang Center Sub-branch, to explore the empowerment of the full-coverage and look-through anti-money laundering regulation by applying technological means.

Operations and Services

In the first half of 2023, sticking to the “people-centric” approach and serving the overall national development, the Company enhanced its operations and services by responding to the voices of customers. It accelerated the implementation of an integrated model of intelligent and centralised operations, strengthened the protection of consumers’ rights and interests, and strived to improve its capability of service supply and delivery, with a commitment to provide the “convenient, quality and caring” operations and services of high quality.

Service delivery capability was improved with further business mode optimisation. The Company’s service efficiency was further improved by intelligent and centralised operations, with the intelligent processing rate of insurance underwriting rising to 94.9%. The shared business mode of operations was fully applied to the entire business process, and the efficiency of policy administration and underwriting for new insurance policies was improved by 27.6% and 36.6%, respectively. The capability of service access through multiple contact points was further improved. The monthly active users of the China Life APP grew by 14.3% year on year, the online customer services surged by 167.4% year on year, and the online services delegated to sales agents amounted to more than 4.22 million customer-times.

Service provision capability was enhanced with more diversified services. The healthcare and senior-care services achieved breakthroughs and satisfied the needs of diverse customer groups. Having consolidated its resources, the Company launched six brand new residential senior-care services projects, introduced a pilot program of home-based senior-care services, and provided specific customer groups with the preferential services of “Short Stay Experience” in China Life Caregarden. An upgraded VIP customer services program was rolled out with expanded customer scope and new privileged services, and the number of customers being provided with the VIP services grew by 19.3% year on year. Besides, the Company accelerated the transformation of its service counters from an insurance policy service center to a customer experience center, a sales support center, as well as an education center for the protection of consumers’ rights and interests, and more than 400 customer centers had their image changed and upgraded.

Claims settlement services demonstrated the Company’s original aspiration of providing insurance services for the people. The “convenient and caring” services of claims settlement won wide recognition, with an average efficiency of 0.39 day for claims settlement (rising by 17% year on year), the number of claims payment increasing by 21.5% year on year, and a claims acceptance rate rising to 99.7%. “Advanced Claims Payment” made claims payments of more than RMB74 million, effectively mitigating the financial pressure faced by customers on medical treatments. The Company promoted reminder services on claims notification of electronic invoices for medical charges, providing claims payments of more than 270,000 customer-times. The coverage of convenient claims payment methods was further expanded. “Direct Claims Payment” provided claims payments of more than 3.41 million customer-times and “Claims Settlement for Critical Illness within One Day” made claims payments of over RMB5,400 million, both rising by 50% year on year.

The protection of consumers’ rights and interests was significantly improved. The Company integrated the protection of consumers’ rights and interests into each aspect of its corporate governance and business operation and management, achieving the effective operation of the closed-loop management mechanism. It reinforced the concept of integrity and compliance in sales and services, improved the system for the management of customer complaints, extensively collected the voices of customers, identified and resolved customer experience problems, explored service opportunities, and pushed service notification of over 3.4 million. As the Company consistently enhanced the sense of contentment, happiness and security of its consumers, it ranked among the top of the industry in the assessment of consumer protection conducted by the industry regulator, with customer satisfaction maintaining at a high level.

Risk Management and Control

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry. The Company has established a risk preference management system with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus, integrated risk preference requirements into various lines of its business operation and management, and significantly enhanced its capability in risk management. After the formal implementation of C-ROSS (Phase II) Regulation from 2022, the Company benchmarked against the new regulations for active implementation, maintaining its evaluation result of SARMRA at the leading position in the life insurance industry. As of the first quarter of 2023, the Company has maintained the rating of Class A for 20 consecutive quarters in the integrated risk rating for insurance companies.

The Company actively conducted various tasks on risk screening and governance and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company took active actions in refining and implementing the C-ROSS (Phase II) Regulation and constantly optimised the enterprise-wide risk management system. The system for investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and performed all of its anti-money laundering obligations, which led to the iterative upgrading of its anti-money laundering capabilities and further improved the effectiveness of its anti-money laundering risk management and control.

The Company consistently strengthened the supervision through audits. In addition to the implementation of special audits on key areas and companies of concern, the Company carried out the audits of economic responsibility and the audits of senior management, strengthened the application of audit results comprehensively, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of the managers. It consistently stepped up its efforts in supervising rectification and liability attribution for any problems identified in audits, fully proceeded with the mechanism for audit supervision and rectification as well as the mechanism for handover and follow-up of issues, and further optimised closed-loop internal audits, in a bid to enhance the efficiency and effects of audits.

The Company paid great attention to and actively implemented the Data Security Law of the PRC to strictly protect major data and personal information, so as to safeguard the legitimate rights and interests of customers. On the basis of being successfully awarded the highest level certification under the Data Management Capability Maturity Assessment Model (DCMM) in 2022, the Company continued to optimise data governance structure and data management rules, further improved its long-term mechanism for data management, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

By upholding its strategic goal of “building a world-class and responsible life insurance company” in corporate responsibility, the Company deepened the concept of sustainable development and actively performed various economic, environmental and social responsibilities, contributing to the society with healthy, harmonious and green development.

Sticking to the original role of insurance for the better protection of people’s livelihood

Being “people-centric”, the Company actively developed a series of diversified inclusive insurance products and stepped up its efforts to serve the real economy, so as to better serve people’s good life. It expanded the inclusive insurance protection supply to meet the needs of general public for health protection. As at the end of the Reporting Period, the Company carried out a total of over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook over 60 long-term care insurance programs, providing services to more than 33 million people. Meanwhile, it implemented over 110 city-customised commercial medical insurance projects. The Company was devoted to enhancing the protection for people at specific risks, such as the elderly, women, children, people with disabilities and new urban residents, etc. As at the end of the Reporting Period, the Company provided an insurance protection of over RMB2.0 trillion to approximately 33.88 million elderly people. It also provided an insurance protection of approximately RMB1.1 trillion to 7.27 million women of specific illnesses. Moreover, the Company fully leveraged the advantages of the large scale and long-term nature of insurance funds with its investments in serving the real economy and the regional development strategy of over RMB3.8 trillion and over RMB2.5 trillion, respectively, as at the end of the Reporting Period.

Facilitating rural revitalisation to consolidate achievements in poverty alleviation

In the first half of 2023, the Company continued to improve its long-term mechanism for assistance to make every effort to enhance the quality and efficiency of financial and insurance services in serving “agriculture, farmers and rural areas”. The Company dispatched 950 cadres staying at villages for assistance, undertook projects in 1,171 assistance localities and devoted assistance funds of RMB11.24 million, helping farmers to improve both production and income. The Company made substantial efforts to develop insurance business in response to the demands of rural residents for diversified insurance protection, offered risk protection of RMB18 trillion for 190 million rural residents and made the claims payment of RMB8,200 million to 2.08 million people, fortifying the multi-layered insurance protection network and effectively consolidating achievements in poverty alleviation.

Implementing a “dual carbon” strategy and promoting green development

The Company actively engaged in the development of a green finance system with the characteristics of China Life, firmly prioritising eco-environmental conservation and green development, with an aim to contribute to the realisation of the “dual carbon” goal. It fully advanced the green insurance businesses and devised solutions for customers from the green industries with respect to a series of insurance products and services, aiming to enhance its capability in supplying green insurance services. During the Reporting Period, the sum assured by the Company of the green insurance businesses was RMB383,806 million. The Company continued to strengthen its management system of responsible investment by incorporating ESG concept into investment analysis and decision-making process to facilitate the green transition of investment business. As at the end of the Reporting Period, its green investments in existing projects totalled over RMB440 billion. The Company also deepened green business operations and practised energy saving and emission reduction to the greatest possible extent. It generally achieved the full coverage of paperless insurance application for individual insurance business. The online service rate of each of policy administration and claims settlement remained at a high level of above 90%.

Supporting public welfare campaigns to collaboratively create social value

The Company adhered to the concept of “people-oriented, caring for life, creating value and serving the community” in social responsibility and voluntarily devoted itself to public welfare and charitable campaigns, striving to make contributions to the society. During the Reporting Period, the Company made a donation of RMB20.4 million through China Life Foundation for financing assistance programs targeted at families with special difficulties during family planning as well as distressed women suffering from “two gynecological cancers”, which facilitated the development of a harmonious society. The Company advocated the spirit of volunteer services and encouraged its employees to take part in the practices of public welfare, with the number of registered youth volunteers amounting to more than 7,000. The Company also deeply engaged in public welfare campaigns in education by consistently carrying out the “Assistance in Sports Program for 100 Schools” to donate sports equipment to schools, to select and assign those from physical education universities to serve as volunteer teachers in schools and to organise basketball training sessions and leagues, which offered assistance to teenagers through sports programs. The Company continuously carried out the charitable activity of “Art Back to the Mountain” to promote aesthetic education, providing high-quality resources and guidance in relation to aesthetic education to rural children.

FUTURE PROSPECT

Industry Landscape and Development Trends

In the long run, with high-quality development as the top priority of the industry, China’s life insurance industry is still at an important stage full of strategic opportunities. Chinese modernisation represents a grand blueprint for China’s economic and social development. As China’s GDP per capita is expected to reach the level of moderately developed countries, middle-income groups will continue to expand, the domestic social security system will be further improved, and people’s demands for high-quality healthcare, medical, senior-care services and wealth management will rise sharply, which will provide a huge market for the development of the life insurance industry. With market players acceleratedly entering into new sectors, fostering new growth drivers and speeding up exploration on specialisation, digitalisation, integration and ecologicalization, etc., the life insurance industry is at a crucial stage where traditional driving forces are being transformed and upgraded while new driving forces are ready to exert their functions. In order to serve the national strategy of proactively responding to population aging and the Healthy China initiative, the industry regulator has rolled out a series of important supporting policies, which will further direct the industry to return to the original role of insurance and enhance the risk protection capabilities.

Development Strategies and Business Plans of the Company

In the second half of 2023, the Company will stick to the guideline of making progress while maintaining stability, and firmly implement the business strategy of “achieving stable growth, prioritising business value, optimising structure, strengthening sales force, promoting reforms and guarding against risks”. Adhering to its strategic consistency, the Company will focus on steady and healthy development, asset-liability matching management, reforms on key areas, and risk prevention and control, and strengthen customer relationship management as well as diversified insurance product strategy, striving to achieve a steady growth in its annual gross written premiums and a moderate growth in new business value. Besides, the Company will continue to stabilise the quantity of its sales force with improved quality, and endeavor to achieve breakthroughs in innovation of key areas, so as to make new achievements in its high-quality development.

Potential Risks

From the perspective of liabilities, due to the effects of various factors such as unstable foundation for sustained recovery of China’s economy, insufficient domestic demands and low long-term interest rates, the foundation for the full recovery of the industry is not solid yet. The effective supply of services in such sectors as healthcare and senior-care services and wealth management remains to be improved, and new driving forces in relation to services and technologies, etc., need to be cultivated. The Company will take a variety of measures to actively cope with risks and challenges. It will adhere to the guideline of making progress while maintaining stability, pursue high-quality development, accelerate the sales system reforms, and properly proceed with the empowerment and implementation of healthcare and senior-care ecosystem. It will also endeavor to improve capabilities in customer services and management, strengthen the supporting role of digital iteration in all aspects, consistently optimise its risk management system, and effectively carry out risk prevention and control measures in the key areas of concern, so as to improve its business operation and management.

From the perspective of assets, as the interest rate of fixed-income assets will remain at a low level, the quality fixed-income assets are still in short supply, and the equity market may still be dominated by volatility and structural opportunities in the short term, the Company will face double pressures from continuous downward yield of interest-bearing investment products and the increased volatility in the overall returns of investment portfolios. It will consistently strengthen the asset-liability matching management, further optimise its asset allocation structure, and flexibly adjust its investment strategy to cope with market changes, with a view to effectively balancing the stability of the short-term investment returns and the long-term value appreciation.

The Company anticipates that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2023. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Deloitte Consulting (Shanghai) Co., Ltd. performed a review of China Life’s embedded value. The review statement is contained in the “Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2023 are consistent with those used as at 31 December 2022.

SUMMARY OF RESULTS

The embedded value as at 30 June 2023 and the corresponding results as at 31 December 2022 are shown below:

Components of Embedded Value

			RMB million

ITEM		30 June 2023	31 December 2022
A	Adjusted Net Worth	733,478	682,694
B	Value of In-Force Business before Cost of Required Capital	656,806	620,053
C	Cost of Required Capital	(78,614)	(72,227)
D	Value of In-Force Business after Cost of Required Capital (B + C)	578,192	547,825
E	Embedded Value (A + D)	1,311,669	1,230,519

Note:	Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2023 and for the corresponding period of last year is shown below:

Components of Value of Half Year’s Sales

			RMB million

ITEM		30 June 2023	30 June 2022
A	Value of Half Year’s Sales before Cost of Required Capital	39,730	30,440
B	Cost of Required Capital	(8,866)	(4,695)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	30,864	25,745
	Including: Value of Half Year’s Sales of Individual Agent Business Sector	27,404	24,185

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2023 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector

	30 June 2023	30 June 2022
By First Year Premium	27.0%	28.5%
By Annual Premium Equivalent	30.2%	30.4%

Note:

First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2023

		RMB million
ITEM
A	Embedded Value at the Start of Year	1,230,519
B	Expected Return on Embedded Value	45,726
C	Value of New Business in the Period	30,864
D	Operating Experience Variance	1,687
E	Investment Experience Variance	(14,942)
F	Methodology and Model Changes	(374)
G	Market Value and Other Adjustments	29,484
H	Exchange Gains or Losses	332
I	Shareholder Dividend Distribution and Capital Changes	(13,850)
J	Others	2,223
K	Embedded Value as at 30 June 2023 (sum A through J)	1,311,669

Note:	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2023 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2023.
D	Reflects the difference between actual operating experience in the first half year of 2023 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2023.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2023 to 30 June 2023 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2023.
J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

		RMB million

	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	578,192	30,864
1. Risk discount rate +50bps	552,289	29,117
2. Risk discount rate -50bps	605,940	32,752
3. Investment return +50bps	697,722	39,459
4. Investment return -50bps	459,181	22,307
5. 10% increase in expenses	571,580	28,435
6. 10% decrease in expenses	584,803	33,292
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	574,162	30,330
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	582,183	31,402
9. 10% increase in lapse rates	577,917	30,251
10. 10% decrease in lapse rates	578,525	31,526
11. 10% increase in morbidity rates	569,617	29,809
12. 10% decrease in morbidity rates	586,919	31,919
13. Allowing for diversification in calculation of VIF	626,671	–

INDEPENDENT ACTUARIES REVIEW OPINION REPORT ON EMBEDDED VALUE OF CHINA LIFE INSURANCE COMPANY LIMITED

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2023 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte Consulting” or “we”).

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2023, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop embedded value and value of half year’s sales as at 30 June 2023; and

•

a review of China Life’s EV Results, including embedded value, value of half year’s sales, analysis of embedded value movement from 31 December 2022 to 30 June 2023, and the sensitivity results of value of in-force business and value of half year’s sales.

Basis of Opinion, Reliance and Limitation

We carried out our review work based on “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by CAA. In carrying out our review, we have relied on the completeness and accuracy of audited and unaudited data and information provided by China Life.

The determination of embedded value is based on a range of assumptions on future operations and investment performance. The future actual experiences are affected by internal and external factors, many of which are not entirely controlled by China Life. Hence the future actual experiences may deviate from these assumptions.

This report is addressed solely to China Life in accordance with the terms of our engagement letter. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statements set forth in this report.

Opinion

Based on the scope of work above, we have concluded that:

•

The embedded value methodology used by China Life is in line with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by CAA. This method is commonly used by life and health insurance companies in China;

•	The economic assumptions used by China Life have taken into account the current investment market conditions and the investment strategy of China Life;

•	The operating assumptions used by China Life have taken into account the past experience and the expectation of future experience; and

•	The embedded value results are consistent with its methodology and assumptions used. The overall result is reasonable.

For and on behalf of Deloitte Consulting (Shanghai) Co., Ltd.

Eric Lu            Yu Jiang

23 August 2023

INFORMATION ON DELISTING OF AMERICAN DEPOSITARY SHARES

The delisting of the American depositary shares (“ADSs”) of the Company took effect on 2 September 2022, and the ADS program was terminated on 11 November 2022. Holders of ADSs would be able to surrender their ADSs to the depositary for cancellation and to take delivery of the H Shares at any time prior to 11 May 2023, with each ADS surrendered to be exchanged into 5 H Shares of the Company, in accordance with the provisions of the Deposit Agreement entered into by and among the Company, the depositary and the holders of ADSs and the terms and conditions of the ADSs. For details, please refer to the announcements published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 12 August 2022 and 2 September 2022, respectively. As at the end of the Reporting Period, any work in relation to the termination of the ADS program has been fully completed.

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreement between the Company and China Life Capital, and the framework agreements entered into by China Life AMP with the Company, CLIC and CLI, respectively. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in China Life Capital and CLI. Therefore, each of CLIC, CLP&C, China Life Capital and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. China Life AMP is a subsidiary of AMC, and is therefore also a connected subsidiary of the Company.

During the Reporting Period, the continuing connected transaction carried out by the Company that was subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds between the Company and CLI. Such agreement and the transactions thereunder have been approved by the independent shareholders of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the policy management agreement between the Company and CLIC, and the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2022-2024 policy management agreement on 31 December 2021, with a term from 1 January 2022 to 31 December 2024. Pursuant to the agreement, the Company will accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap in respect of the service fee to be paid by CLIC to the Company for each of the three years ending 31 December 2024 is RMB491 million.

For the first half of 2023, the service fee paid by CLIC to the Company amounted to RMB231.60 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2023-2025 asset management agreement on 1 January 2023, with a term from 1 January 2023 to 31 December 2025. Pursuant to the 2023-2025 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2025 are RMB4,000 million, RMB5,000 million and RMB6,000 million, respectively.

For the first half of 2023, the Company paid AMC a service fee of RMB1,603.29 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2023-2025 asset management agreement on 29 December 2022, with a term from 1 January 2023 to 31 December 2025. Pursuant to the 2023-2025 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2025 is RMB500 million.

For the first half of 2023, CLIC paid AMC a service fee of RMB65.98 million.

Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds between the Company and CLI

As approved by the First Extraordinary General Meeting 2021 of the Company, the Company and CLI entered into the 2022-2024 agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds (the “2022-2024 Alternative Investment Agreement”) on 27 December 2021. The 2022-2024 Alternative Investment Agreement is for a term from 1 January 2022 to 31 December 2023, and can be automatically renewed for one year. Pursuant to the 2022-2024 Alternative Investment Agreement, the Company will entrust CLI to perform services including the entrusted investment and management and the entrusted operation with respect to alternative investments. For the entrusted investment and management, it covers the equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitisation financial products already entrusted by the Company to CLI for investment and management under the existing projects, as well as the non-standard financial products and quasi-securitisation financial products entrusted for investment under the new projects. CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilisation of insurance funds as specified by the regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance reward in respect of the investment and management services provided by CLI to the Company. For the entrusted operation, CLI will provide the operating services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and within the scope prescribed in the agreement, and the Company will pay CLI the entrusted operation fee in this regard. For details as to the method of calculation of the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements.

As approved by the 2022 Annual General Meeting of the Company, the Company and CLI entered into the 2023-2025 agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds (the “2023-2025 Alternative Investment Agreement”) on 30 June 2023 to modify the type of assets entrusted by the Company to CLI for investment and management under the 2022-2024 Alternative Investment Agreement, and to set forth the pricing principle for each type of the products. The 2023-2025 Alternative Investment Agreement is for a term from 1 July 2023 to 31 December 2024, and can be automatically renewed for one year. The 2022-2024 Alternative Investment Agreement has been terminated and replaced by the 2023-2025 Alternative Investment Agreement after the latter came into effect. Pursuant to the 2023-2025 Alternative Investment Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilisation of insurance funds as specified by the regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance reward in respect of the investment and management services provided by CLI to the Company. The entrusted assets under the 2023-2025 Alternative Investment Agreement include insurance asset management products, financial products, equity/real estate funds and public REITs products (which are conducted by way of strategic fund and restrict to the participation in strategic placement). In addition, CLI will continue to provide the operating services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, and the Company will pay CLI the entrusted operation fee in this regard.

For the three years ending 31 December 2025, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management are RMB120,000 million (or its equivalent in foreign currency), RMB140,000 million (or its equivalent in foreign currency) and RMB150,000 million (or its equivalent in foreign currency), respectively, and the annual caps on the fees for the investment and management services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services are RMB1,500 million (or its equivalent in foreign currency), RMB1,800 million (or its equivalent in foreign currency) and RMB2,200 million (or its equivalent in foreign currency), respectively. The annual cap on the contractual amount of assets newly entrusted for investment and management, as well as the annual cap on the fees for the investment and management services and the entrusted operation fee for the year ending 31 December 2023 under the 2022-2024 Alternative Investment Agreement were both revised as the relevant annual caps under the 2023-2025 Alternative Investment Agreement, after the latter came into effect.

For the first half of 2023, the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services paid by the Company to CLI amounted to RMB367.10 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB35,914.00 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2023-2025 framework agreement on 28 December 2022, with a term from 1 January 2023 to 31 December 2025. Pursuant to the agreement, the Company will subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For each of the three years ending 31 December 2025, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB500 million.

For the first half of 2023, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB4,000.00 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB70.99 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023, which can be automatically extended for one year to 7 March 2024. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorised regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

For the first half of 2023, CLP&C paid the Company an agency service fee of RMB780.29 million.

Framework Agreements with China Life AMP

Framework Agreement between the Company and China Life AMP

The Company and China Life AMP entered into the 2023-2025 framework agreement on 30 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, the Company and China Life AMP will conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB20,000 million, the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB20,000 million, and the annual cap of the management fee payable by the Company for the private asset management is RMB700 million.

For the first half of 2023, the subscription price and corresponding subscription fee for the subscription of fund products were RMB4,370.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB4,518.19 million, and the management fee paid by the Company for the private asset management was RMB26.70 million.

Framework Agreement between CLIC and China Life AMP

CLIC and China Life AMP entered into the 2023-2025 framework agreement on 9 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, CLIC will subscribe for or redeem the fund units of the funds managed by China Life AMP, and pay the relevant fees. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million, and the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB2,000 million.

For the first half of 2023, there was no relevant transaction between CLIC and China Life AMP.

Framework Agreement between CLI and China Life AMP

CLI and China Life AMP entered into the 2023-2025 framework agreement on 29 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, CLI and its subsidiaries will conduct certain daily transactions with China Life AMP, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million, the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB2,000 million, and the annual cap of the management fee payable by CLI and its subsidiaries for the private asset management is RMB20 million.

For the first half of 2023, the subscription price and corresponding subscription fee for the subscription of fund products were RMB110.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB80.00 million, and the management fee paid by CLI and its subsidiaries for the private asset management was RMB0 million.

Other Major Connected Transactions

Investment in Jiangxi Jiaotou Expressway Investment Fund (Limited Partnership)

As approved by the twenty-second meeting of the seventh session of the Board of Directors of the Company, the Company will contribute RMB3,000,000,000 to the equity investment plan established by CLI and has entered into an entrustment contract with CLI on 27 April 2023 for such purpose. All funds under the equity investment plan will be used for the subscription of limited partnership interest in Jiangxi Jiaotou Expressway Investment Fund (Limited Partnership). The partnership will primarily invest in highway projects in Jiangxi Province, the PRC. CLI has, on behalf of the equity investment plan and as a limited partner, entered into a partnership agreement with Jiangxi Jiaotou Jinshi Transportation and Investment Management Co., Ltd. (“Jiaotou Jinshi”) (as the general partner and managing partner), and Jiangxi Communications Investment Group Co., Ltd. and Jiangxi Transportation Development Fund (Limited Partnership) (each as a limited partner) in relation to the formation of the partnership on 24 November 2022. China Life Jinshi Asset Management Company Limited (“China Life Jinshi”) serves as the manager of the partnership.

Investment in Jicang (Tianjin) Logistics Equity Investment Fund Partnership (Limited Partnership)

As approved by the twenty-third meeting of the seventh session of the Board of Directors of the Company, the Company contributed RMB999,000,000 to the equity investment plan established by CLI and entered into an entrustment contract with CLI on 8 May 2023 for such purpose. All funds under the equity investment plan will be used for the subscription of limited partnership interest in Jicang (Tianjin) Logistics Equity Investment Fund Partnership (Limited Partnership). The partnership will, directly or through one- or multi-level investment vehicles, make equity investment in certain project companies which are engaged in the operation of logistics real estate located in the PRC and which are held or to be acquired by Cainiao Network Technology Co., Ltd. and its designated affiliates. Such logistics real estate will be the completed projects for high-standard modernised warehouses with sophisticated operation that are located in the areas of important logistics node cities in the Yangtze River Delta where supplies and demands are relatively healthy. CLI has, on behalf of the equity investment plan and as a limited partner, entered into a partnership agreement with Hangzhou Youhu Enterprise Management Limited and China Life Properties Investment Management Company Limited (“China Life Properties”) (each as a general partner and managing partner), and Zhejiang Cainiao Supply Chain Management Co., Ltd., Manulife-Sinochem Life Insurance Co., Ltd. and Chasing Jixiang Life Insurance Co., Ltd. (each as a limited partner) in relation to the formation of the partnership on 23 February 2023. China Life Capital serves as the manager of the partnership.

Investment in Beijing MTR Equity Investment Fund Partnership (Limited Partnership)

As approved by the twenty-third meeting of the seventh session of the Board of Directors of the Company, the Company and CLP&C contributed RMB5,000,000,000 and RMB1,000,000,000, respectively, to the equity investment plan established by CLI. The Company entered into an entrustment contract with CLI on 12 May 2023 for such purpose. All funds under the equity investment plan will be used for the subscription of limited partnership interest in Beijing MTR Equity Investment Fund Partnership (Limited Partnership). The partnership will make equity investment in Beijing MTR Corporation Ltd. and eventually invest in the metro projects being developed and operated and to be developed and operated by such company. CLI has, on behalf of the equity investment plan and as a limited partner, entered into a partnership agreement with Beijing Capital Chuangxin Enterprise Management Co., Ltd. and China Life Industrial Investment Management Co., Ltd. (“CLIIM”) (each as a general partner and managing partner), and Beijing Capital Group Co., Ltd. (as a limited partner) in relation to the formation of the partnership on 18 April 2023. China Life Capital serves as the manager of the partnership.

Each of CLI, Jiaotou Jinshi, China Life Jinshi, China Life Properties, China Life Capital and CLIIM is an associate of CLIC, and therefore a connected person of the Company. The above transactions constituted one-off connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above one-off connected transactions.

Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s total profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its holding subsidiaries during the Reporting Period.

Entrusted investment management during the Reporting Period or any entrusted investment management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company mainly adopts the mode of entrusted investment for management of its investment assets, and has established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI and its subsidiaries. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of insurance fund utilisation. The Company entered into entrusted investment management agreements or asset management contracts with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset custody and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

PENSION PLAN

Full-time employees of the Company are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Company contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Company is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Company established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Company is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Company under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Company in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Company has no legal or constructive obligation for retirement benefit beyond the contributions made.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in the first half of 2023. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policies.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLER, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganisation. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to assist the Company in completing the above-mentioned formalities within one year of the date of listing of its A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

AUDITORS

Following the consideration and approval by the shareholders at the 2022 Annual General Meeting on 28 June 2023, PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have been reappointed as the domestic and overseas auditors of the Company for the year 2023, who will hold office until the conclusion of the 2023 Annual General Meeting. The Company’s 2023 half-year financial statements prepared in accordance with China Accounting Standards for Business Enterprises have been reviewed (not audited) by PricewaterhouseCoopers Zhong Tian LLP and the Company’s 2023 Interim Condensed Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards have been reviewed (not audited) by PricewaterhouseCoopers.

ALLEGED VIOLATION OF LAWS AND REGULATIONS BY, PENALTIES IMPOSED ON AND RECTIFICATION OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS, EFFECTIVE CONTROLLER, DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT

During the Reporting Period, the Company was not investigated for suspected crimes according to law, and none of its controlling shareholders, effective controller, Directors, Supervisors and senior management were subject to any compulsory measures for suspected crimes according to law. The Company or its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any criminal punishment, investigation by the CSRC for alleged violation of laws and regulations, administrative penalty by the CSRC, or material administrative penalty by other competent authorities, nor were they detained by the disciplinary inspection and supervision authorities for alleged serious violation of disciplines or laws or duty-related crimes which had an impact on their performance of duties. None of the Company’s Directors, Supervisors and senior management were subject to any compulsory measures by other competent authorities for alleged violation of laws and regulations which had an impact on their performance of duties.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

CORPORATE GOVERNANCE

In the first half of 2023, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardise and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The shareholders’ general meetings, the Board of Directors and the Board of Supervisors of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2023, the Board of Directors held six meetings, and the Board of Supervisors held two meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Securities Times and Securities Daily, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meeting convened during the Reporting Period is as follows:

Eight proposals, including the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2022”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2022”, the “Proposal in relation to the Financial Report of the Company for the Year 2022”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2022”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2023”, the “Proposal in relation to the Formulation of the ‘Provisional Measures for the Administration of Recovery and Deduction of Performance-based Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions of the Company’” and the “Proposal in relation to the Execution of the ‘Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds’ between the Company and CLI”, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2022” and the “Report on the Overall Status of Connected Transactions of the Company for the Year 2022” were received and reviewed at the 2022 Annual General Meeting held by the Company in Beijing on 28 June 2023.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
2022 Annual General Meeting	28 June 2023	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	28 June 2023

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules. Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of Directors of the Company, was unable to attend the 2022 Annual General Meeting of the Company as required by code provision F.2.2 due to other business commitments. Mr. Zhao Peng, a then Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

The Audit Committee of the Board of Directors of the Company has reviewed the 2023 Interim Report of the Company.

IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2022 approved at the 2022 Annual General Meeting held on 28 June 2023, with the appropriation to its discretionary surplus reserve fund of RMB3,932 million (10% of the net profit for the year 2022 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.49 per share (inclusive of tax) to all shareholders of the Company, totaling approximately RMB13,850 million (inclusive of tax).

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

Changes in Share Capital

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

Information on Shareholders

Total Number of Shareholders and their Shareholdings

Total number of holders of ordinary shares as at the end of the Reporting Period	No. of A Share shareholders: 93,626
No. of H Share shareholders: 24,668

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/Decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,325,995,473	+302,082	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	–	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.17%	48,613,462	+6,953,445	–	–
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Securities Investment Fund	Other	0.05%	14,542,812	- 6,323,717	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	14,358,003	+497,300	–	–
National Social Security Fund Portfolio 114	Other	0.05%	12,979,176	+12,979,176	–	–
China International Television Corporation	State-owned legal person	0.04%	10,000,000	–	–	–
National Social Security Fund Portfolio 503	Other	0.03%	8,000,003	+8,000,003	–	–

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Change in the Controlling Shareholder and the Effective Controller

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

Interests and Short Positions in the Shares and Underlying Shares of the Company Held by Substantial Shareholders and Other Persons Under Hong Kong Laws and Regulations

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2023, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (“SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
FMR LLC (Note 1)	Interest in controlled corporation	H Shares	433,645,485	(L)	5.83%		1.53%
BlackRock, Inc. (Note 2)	Interest in controlled corporation	H Shares	425,563,987 5,897,760	(L) (S)	5.72 0.08	% %	1.51 0.02	% %

The letter “L” denotes a long position. The letter “S” denotes a short position.

(Note 1):

FMR LLC was interested in a total of 433,645,485 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company and FIAM LLC were interested in 278,441,677 H shares, 41,621,359 H shares and 65,269,687 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of FMR LLC. Of these 433,645,485 H shares, 6,850 H shares were physically settled listed derivatives.

(Note 2):

BlackRock, Inc. was interested in a total of 425,563,987 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 3,038,000 H shares, 7,906,070 H shares, 92,433,736 H shares, 191,693,000 H shares, 381,000 H shares, 9,373,387 H shares, 1,837,000 H shares, 3,306,000 H shares, 15,383,676 H shares, 16,082,402 H shares, 217,000 H shares, 56,914,917 H shares, 649,000 H shares, 10,021,628 H shares, 497,000 H shares, 7,007,274 H shares, 427,000 H shares, 5,021,000 H shares, 63,000 H shares and 3,311,897 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 425,563,987 H shares, 123,070 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 5,897,760 H shares (0.08%). Of these 5,897,760 H shares, 4,959,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 30 June 2023, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Change in Shares of the Company Held by Directors, Supervisors and Senior Management

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and senior management.

Directors, Supervisors and Senior Management

As at the date of this report, Directors, Supervisors and senior management of the Company were as follows:

DIRECTORS	Executive Directors	Bai Tao (Chairman) Li Mingguang	(appointed on 21 June 2023)
	Non-executive Directors	Wang Junhui
Zhuo Meijuan
	Independent Directors	Lam Chi Kuen
Zhai Haitao Huang Yiping
Chen Jie

SUPERVISORS	Employee Representative Supervisor	Cao Weiqing (Chairman)
	Non-employee Representative Supervisor	Niu Kailong
	Employee Representative Supervisors	Lai Jun Ye Yinglan	(appointed on 21 June 2023)

SENIOR	Temporary Person in Charge of the Company	Li Mingguang	(appointed on 4 August 2023)
MANAGEMENT	Vice Presidents	Liu Hui	(appointed on 27 July 2023)
Ruan Qi (Chief Risk Officer) Yang Hong
	Vice President, Board Secretary	Zhao Guodong	(appointed as a Vice President on 4 August 2023 and as the Board Secretary on 24 February 2023)
	Vice President	Bai Kai	(appointed on 4 August 2023)
	Compliance Officer	Xu Chongmiao
	Person in Charge of Finance	Hu Jin	(appointed on 24 February 2023)
	Temporary Person in Charge of Audit	Hu Zhijun	(appointed on 4 August 2023)
	Temporary Chief Actuary	Hou Jin	(appointed on 4 August 2023)

During the Reporting Period and up to the date of this report, the change of Directors, Supervisors and senior management of the Company was as follows:

As elected by the Third Extraordinary General Meeting 2022 of the Company and upon approval by the NAFR, Ms. Zhuo Meijuan has served as a Non-executive Director of the seventh session of the Board of Directors and a member of the Risk Management and Consumer Rights Protection Committee of the Company since 21 June 2023.

On 4 August 2023, Ms. Liu Hui and Mr. Ruan Qi were nominated as Executive Directors of the Company, and Mr. Li Bing was nominated as a Non-executive Director of the Company at the twenty-seventh meeting of the seventh session of the Board of Directors of the Company. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval and their qualifications as Directors of the Company are subject to the approval by the NAFR.

As elected by the tenth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the NAFR, Ms. Ye Yinglan has served as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company since 21 June 2023.

On 4 August 2023, Mr. Li Mingguang was appointed as the President of the Company at the twenty-seventh meeting of the seventh session of the Board of Directors of the Company and his qualification as the President of the Company is subject to the approval by the NAFR. The Board has designated Mr. Li Mingguang as the temporary person in charge of the Company before the approval on his qualification is obtained.

As considered by the twentieth meeting of the seventh session of the Board of Directors of the Company and upon approval by the NAFR, Ms. Liu Hui has served as a Vice President of the Company since 27 July 2023.

As considered by the twenty-seventh meeting of the seventh session of the Board of Directors of the Company, Mr. Zhao Guodong and Mr. Bai Kai have served as Vice Presidents of the Company since 4 August 2023.

As considered by the eighteenth meeting of the seventh session of the Board of Directors of the Company and upon approval by the NAFR, Mr. Zhao Guodong has served as the Board Secretary of the Company since 24 February 2023.

As considered by the eighteenth meeting of the seventh session of the Board of Directors of the Company and upon approval by the NAFR, Ms. Hu Jin has served as the Person in Charge of Finance of the Company since 24 February 2023.

On 4 August 2023, Ms. Hu Zhijun was appointed as the Person in Charge of Audit of the Company at the twenty-seventh meeting of the seventh session of the Board of Directors of the Company and her qualification as the Person in Charge of Audit of the Company is subject to the approval by the NAFR. The Board has designated Ms. Hu Zhijun as a temporary person in charge of audit of the Company before the approval on her qualification is obtained.

On 4 August 2023, Ms. Hou Jin was appointed as the Chief Actuary of the Company at the twenty-seventh meeting of the seventh session of the Board of Directors of the Company and her qualification as the Chief Actuary of the Company is subject to the approval by the NAFR. The Board has designated Ms. Hou Jin as the temporary chief actuary of the Company before the approval on her qualification is obtained.

Due to the adjustment of work arrangements, Mr. Zhao Peng ceased to be the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company from 4 August 2023.

Due to the adjustment of work arrangements, Ms. Wang Xiaoqing ceased to be an Employee Representative Supervisor of the Company from 21 June 2023.

Due to the adjustment of work arrangements, Ms. Hu Zhijun ceased to be an Employee Representative Supervisor of the Company from 29 June 2023.

Due to the adjustment of work arrangements, Mr. Li Mingguang ceased to be the Board Secretary, a Vice President and the Chief Actuary of the Company from 24 February 2023, May 2023 and August 2023, respectively.

Due to the adjustment of work arrangements, Mr. Liu Fengji ceased to be the Person in Charge of Audit of the Company from August 2023.

Due to personal reasons, Mr. Zhan Zhong ceased to be a Vice President of the Company from June 2023.

Due to the adjustment of work arrangements, Ms. Zhang Di ceased to be an Assistant to the President and the Chief Investment Officer of the Company from January 2023.

Performance of Duties by Independent Directors

The Independent Directors of the Company diligently fulfilled their responsibilities and faithfully performed their duties by attending the 2022 Annual General Meeting, and meetings of the Board and the specialised Board committees, so as to examine and approve the Company’s business development, its financial management and connected transactions. They actively participated in the development of specialised Board committees and provided professional advice in respect of major decisions of the Company. The Independent Directors seriously listened to the reports from relevant personnel in order to understand the daily operations and possible operational risks of the Company in a timely manner. They expressed their opinions at Board meetings and performed their duties as Independent Directors in an effective manner.

During the Reporting Period, no Independent Director of the Company had raised any objection against the proposals and matters considered by the Board of the Company.

Disclosure of Interests of Directors, Supervisors and the Chief Executive in the Shares of the Company

As at 30 June 2023, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to

Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

Compliance with the Code for Securities Transactions by Directors and Supervisors of the Company

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

BRANCHES AND EMPLOYEES OF THE COMPANY

As at 30 June 2023, the Company had approximately 18,000 branches5.

As at 30 June 2023, the Company and its major subsidiaries had 100,790 employees in total. There was no material change in the employee remuneration policy and training plan when compared with the information disclosed in the Company’s Annual Report 2022.

[5]	Including branches at the provincial or prefecture level, sub-branches, sales offices and sales & services offices.

BASIC INFORMATION OF THE COMPANY

Registered name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered name in English	China Life Insurance Company Limited (“China Life”)
Legal representative	Bai Tao
Registered office address/ Current office address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal code	100033
Telephone	86-10-63633333
Investor relations hotline	86-10-63631241
Customer service hotline	95519
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong office address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Zhao Guodong	Li Yinghui

Office address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com
* Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media and websites for the Company’s A Share disclosure	China Securities Journal (www.cs.com.cn) Securities Times (www.stcn.com) Securities Daily (www.zqrb.cn)

CSRC’s designated website for the Company’s Interim Report disclosure	www.sse.com.cn

The Company’s H Share disclosure websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Report may be obtained at	12/F, Tower A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock type	Exchanges on which the stocks are listed	Stock short name	Stock code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

OTHER RELEVANT INFORMATION

H Share registrar and transfer office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Domestic legal adviser	King & Wood Mallesons

International legal advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

Auditors of the Company	Domestic auditor	Overseas auditor
	PricewaterhouseCoopers Zhong Tian LLP	PricewaterhouseCoopers
	Address: 11/F, PricewaterhouseCoopers Center, 2 Link Suqare, 202 Hubin Road, Huangpu District, Shanghai, PRC	Address: 22/F, Prince’s Building, Central, Hong Kong
	Name of the Signing Auditors: Zhou Xing, Huang Chen	Name of the Certified Auditor: Yip Siu Foon, Linda

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement of Premium Income	2023/1/13
2	Election of Language and Means of Receipt of Corporate Communication	2023/1/16
3	Reply Form	2023/1/16
4	Announcement – Forfeiture of Unclaimed Dividends	2023/2/1
5	Announcement of Premium Income	2023/2/13
6	Announcement – Approval of Qualification of Person in Charge of Finance by the CBIRC	2023/3/3
7	Announcement – Change of Board Secretary and Authorised Representative	2023/3/3
8	Announcement of Premium Income	2023/3/13
9	Clarification Announcement in relation to Premium Income	2023/3/13
10	Notice of Board Meeting	2023/3/14
11	Voluntary Announcement – Convening of 2022 Annual Results Briefing	2023/3/20
12	Announcement of Results for the Year Ended 31 December 2022	2023/3/29
13	China Life Insurance Company Limited 2022 Environmental, Social and Governance & Social Responsibility Report	2023/3/29
14	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2022)	2023/3/29
15	Announcement – Connected Transaction – Investment in Partnership Through Equity Investment Plan	2023/3/29
16	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2023/3/29
17	Final Dividend for the Year Ended 31 December 2022	2023/3/29
18	Announcement of Premium Income	2023/4/10
19	Notice of Board Meeting	2023/4/17
20	Annual Report 2022	2023/4/19
21	Notification Letter and Change Request Form to Registered Shareholders	2023/4/19
22	Notification Letter and Request Form to Non-Registered Shareholders	2023/4/19
23	Voluntary Announcement – Convening of 2023 First Quarter Results Briefing	2023/4/19
24	2023 First Quarter Report	2023/4/27
25	Announcement – Continuing Connected Transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds	2023/4/27

Serial No.	Items	Date of disclosure
26	Announcement – Connected Transaction – Investment in Partnership Through Equity Investment Plan	2023/4/27
27	Announcement – Connected Transaction – Investment in Partnership Through Equity Investment Plan	2023/4/27
28	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2023)	2023/4/27
29	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2023/4/27
30	Announcement in relation to Relevant Representation on the Implementation of IFRS17 & IFRS9	2023/5/8
31	Briefing on IFRS17 & IFRS9 Updates	2023/5/8
32	Announcement of Premium Income	2023/5/10
33	Announcement – Election of Employee Representative Supervisor	2023/5/12
34	Reports of Board of Directors & Board of Supervisors for 2022, Financial Report & Profit Distribution Plan for 2022, Remuneration of Directors & Supervisors, Appointment of Auditors for 2023, Formulation of the Provisional Measures of Performance-Based Remuneration of Directors, Supervisors, Senior Management & Personnel in Key Positions, CCT under the Agreement for Entrusted Investment & Management & Operating Services with respect to Alternative Investments with Insurance Funds & Notice of AGM	2023/5/23
35	Notice of Annual General Meeting	2023/5/23
36	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 28 June 2023	2023/5/23
37	Notification Letter and Change Request Form to Registered Shareholders	2023/5/23
38	Notification Letter and Request Form to Non-Registered Shareholders	2023/5/23
39	Announcement of Premium Income	2023/6/9
40	Announcement – Resignation of Supervisor	2023/6/21
41	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2023/6/28
42	Announcement – Approval of Qualification as Director and Supervisor by the NAFR	2023/6/28
43	Final Dividend for the Year Ended 31 December 2022 (Updated)	2023/6/28
44	Announcement – Resignation of Supervisor	2023/6/29

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[66]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

China Life AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Management Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

NAFR	National Administration of Financial Regulation, whose predecessor was China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

C-ROSS (Phase II) Regulation	Solvency Regulatory Rules II for Insurance Companies

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

ESG	Environment, Social and Governance

RMB	Renminbi Yuan

Material Risk Alert:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk, information safety risk and ESG risk, etc. The Company has adopted various measures to manage and control different risks effectively. The Company has stated in this report the details of its existing risks relating to macro trends and please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis”. For other risk analysis, please refer to the “Internal Control and Risk Management” in the section headed “Corporate Governance” of the Annual Report 2022 of the Company. During the Reporting Period, there was no material change in the other risks mentioned above.

[6]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

Financial Report

Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 56 to 120, which comprises the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2023 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 23 August 2023

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2023

	Notes	Unaudited As at 30 June 2023 RMB million	Unaudited As at 31 December 2022 RMB million (Restated, Note 2.1.2.e)
ASSETS
Property, plant and equipment		53,746	54,559
Right-of-use assets		1,571	1,810
Investment properties		12,973	13,193
Investments in associates and joint ventures	6	259,443	262,488
Term deposits	7.1	445,780	485,567
Statutory deposits – restricted		6,543	6,333
Financial assets at amortised cost	7.2	208,914	N/A
Held-to-maturity securities	7.3	N/A	1,574,204
Loans	7.4	N/A	342,083
Financial assets at fair value through other comprehensive income	7.5	2,687,231	N/A
Available-for-sale securities	7.6	N/A	1,738,108
Reinsurance contract assets		23,570	24,096
Other assets		23,744	22,004
Deferred tax assets	16	16,450	46,126
Financial assets purchased under agreements to resell		54,551	38,533
Accrued investment income		1,445	49,580
Financial assets at fair value through profit or loss	7.7	1,516,000	N/A
Securities at fair value through profit or loss	7.8	N/A	223,790
Cash and cash equivalents		195,232	127,594

Total assets		5,507,193	5,010,068

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position (continued)

As at 30 June 2023

	Notes	Unaudited As at 30 June 2023 RMB million	Unaudited As at 31 December 2022 RMB million (Restated, Note 2.1.2.e)
LIABILITIES AND EQUITY
Liabilities
Insurance contract liabilities	8	4,696,086	4,266,947
Reinsurance contract liabilities		145	160
Interest-bearing loans and other borrowings		12,937	12,774
Bonds payable		35,411	34,997
Other liabilities		136,641	117,751
Deferred tax liabilities		—	272
Current tax liabilities		151	238
Premiums received in advance		3,582	49,654
Financial assets sold under agreements to repurchase		127,962	148,958
Financial liabilities at fair value through profit or loss		6,714	3,344

Total liabilities		5,019,629	4,635,095

Equity
Share capital	20	28,265	28,265
Reserves		153,270	99,033
Retained earnings		296,400	238,723

Attributable to equity holders of the Company		477,935	366,021

Non-controlling interests		9,629	8,952

Total equity		487,564	374,973

Total liabilities and equity		5,507,193	5,010,068

The interim condensed consolidated financial statements were approved and authorised for issue by the Board of Directors on 23 August 2023.

Bai Tao	Li Mingguang
Director	Director

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2023

		Unaudited For the six months ended 30 June
		2023	2022
	Notes	RMB million	RMB million (Restated, Note 2.1.2.e, 19(a)(i))
Insurance revenue	9	91,941	91,725
Interest income	10	61,246	N/A
Investment income	11	23,606	85,454
Net realised gains on financial assets	12	N/A	6,662
Net fair value gains through profit or loss	13	N/A	(5,129)
Investment income from associates and joint ventures		5,664	5,737
Other income		3,867	4,295

Total revenue		186,324	188,744

Insurance service expenses	14	(64,846)	(63,234)
Allocation of reinsurance premiums paid		(2,961)	(2,477)
Less: Amounts recovered from reinsurers		1,913	2,865
Insurance finance income/(expenses) from insurance contracts issued		(73,793)	(72,458)
Less: Reinsurance finance income/(expenses) from reinsurance contracts held		312	288
Finance costs		(2,341)	(2,610)
Expected credit losses	15	797	N/A
Other expenses		(7,867)	(7,581)

Profit before income tax		37,538	43,537
Income tax	16	(664)	(3,474)

Net profit		36,874	40,063

Attributable to:
– Equity holders of the Company		36,151	39,305
– Non-controlling interests		723	758
Basic and diluted earnings per share	17	RMB1.28	RMB1.39

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive Income (continued)

For the six months ended 30 June 2023

	Unaudited For the six months ended 30 June
	2023 RMB million	2022
		RMB million (Restated, Note 2.1.2.e, 19(a)(i))
Other comprehensive income	(10,843)	(6,972)

Other comprehensive income attributable to equity holders of the Company (net of tax)	(10,888)	(6,902)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Changes in fair value of debt instruments at fair value through other comprehensive income	39,856	N/A
Allowance for credit losses on debt instruments at fair value through other comprehensive income	(482)	N/A
Gains or losses from changes in fair value of available-for-sale securities	N/A	(2,962)
Less: Amounts transferred to net profit from other comprehensive income	N/A	(5,037)
Share of other comprehensive income of associates and joint ventures under the equity method	148	(141)
Exchange differences on translating foreign operations	(133)	(14)
Financial changes in insurance contracts	(52,899)	1,341
Financial changes in reinsurance contracts	332	76

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Changes in fair value of equity instruments at fair value through other comprehensive income	2,240	N/A
Share of other comprehensive income of associates and joint ventures under the equity method	936	(165)
Financial changes in insurance contracts	(886)	—

Non-controlling interests	45	(70)

Total comprehensive income for the period, net of tax	26,031	33,091

Attributable to:
– Equity holders of the Company	25,263	32,403
– Non-controlling interests	768	688

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2023

	Unaudited
	Attributable to equity holders of the Company			Non-controlling interests RMB million	Total RMB million
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million
As at 31 December 2021	28,265	249,755	201,041	8,073	487,134
Impact of initial application of IFRS 17 (Note 2.1.2.e)	—	(93,078)	2,437	—	(90,641)
As at 1 January 2022 (Restated, Note 2.1.2.e)	28,265	156,677	203,478	8,073	396,493

Net profit	—	—	39,305	758	40,063
Other comprehensive income	—	(6,902)	—	(70)	(6,972)

Total comprehensive income	—	(6,902)	39,305	688	33,091

Transactions with shareholders
Appropriation to reserves	—	5,137	(5,137)	—	—
Dividends declared	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	(454)	(454)
Reserves to retained earnings	—	(67)	67	—	—
Others	—	(301)	—	—	(301)

Total transactions with shareholders	—	4,769	(23,442)	(454)	(19,127)

As at 30 June 2022 (Restated, Note 2.1.2.e, 19(a)(i))	28,265	154,544	219,341	8,307	410,457

As at 31 December 2022 (Restated, Note 2.1.2.e)	28,265	99,033	238,723	8,952	374,973
Impact of initial application of IFRS 9 (Note 2.1.1.d)	—	60,751	39,351	6	100,108
As at 1 January 2023	28,265	159,784	278,074	8,958	475,081

Net profit	—	—	36,151	723	36,874
Other comprehensive income	—	(10,888)	—	45	(10,843)

Total comprehensive income	—	(10,888)	36,151	768	26,031

Transactions with shareholders
Appropriation to reserves	—	3,979	(3,979)	—	—
Dividends declared (Note 18)	—	—	(13,850)	—	(13,850)
Dividends to non-controlling interests	—	—	—	(97)	(97)
Reserves to retained earnings	—	(4)	4	—	—
Others	—	399	—	—	399

Total transactions with shareholders	—	4,374	(17,825)	(97)	(13,548)

As at 30 June 2023	28,265	153,270	296,400	9,629	487,564

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2023

	Unaudited For the six months ended 30 June
		2022
	2023 RMB million	RMB million (Restated, Note 2.1.2.e, 19(a)(i))
Net cash inflow/(outflow) from operating activities	249,424	233,463

Cash flows from investing activities
Disposals and maturities	581,403	464,082
Purchases	(870,525)	(657,841)
Investments in associates and joint ventures	(1,880)	(8,704)
Decrease in term deposits, net	49,271	19,027
Increase in financial assets purchased under agreements to resell, net	(15,624)	(31,979)
Interest received	77,874	75,573
Dividends received	12,605	12,379
Cash paid relating to other investing activities	(20)	—

Net cash inflow/(outflow) from investing activities	(166,896)	(127,463)

Cash flows from financing activities
Decrease in financial assets sold under agreements to repurchase, net	(21,188)	(64,186)
Cash received from borrowings	18	—
Interest paid	(4,925)	(4,947)
Repayment of borrowings	(538)	(74)
Dividends paid to non-controlling interests	—	(313)
Payment of lease liabilities	(486)	(620)
Capital injected into subsidiaries by non-controlling interests	10,841	—
Cash received relating to other financing activities	750	—
Cash paid relating to other financing activities	—	(2,389)

Net cash inflow/(outflow) from financing activities	(15,528)	(72,529)

Foreign exchange gains/(losses) on cash and cash equivalents	114	205

Net increase in cash and cash equivalents	67,114	33,676

Cash and cash equivalents
Beginning of period	127,594	60,459

End of period	194,708	94,135

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	194,663	94,111
Short-term bank deposits	45	24

The notes on pages 62 to 120 form an integral part of the interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2023

1    ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the underwriting of life, health, accident, and other types of personal insurance business; reinsurance business for personal insurance; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

In August 2022, the Company has applied for the voluntary delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange (the “NYSE”). The last trading day of the Company’s ADSs on the NYSE was 1 September 2022 (U.S. Eastern time) and the delisting of the Company’s ADSs has taken effect on 2 September 2022 (U.S. Eastern time).

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 23 August 2023.

2    BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). Except for the standards and amendments described below, the accounting policies applied are consistent with those of the consolidated financial statements for the year ended 31 December 2022, as described in those financial statements.

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018(i)
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023

Except for IFRS 9 and IFRS 17, the above amendments to the standards did not have any significant impact on the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2023.

(i)

The final version of IFRS 9 was issued by the IASB in July 2014, which introduces new requirements for classification and measurement, impairment, and hedge accounting. The standard is effective for periods beginning on or after 1 January 2018, with early adoption permitted. The Group had adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Therefore, the Group adopted IFRS 17 and IFRS 9 for the first time on 1 January 2023.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments

Starting from 1 January 2023, the Group has adopted IFRS 9 and adjusted the accounting policies accordingly. The newly revised accounting policies are set out below:

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. A financial asset or a financial liability is recognised when the Group becomes a party to the contractual provisions of the instrument.

2.1.1.a    Financial assets

Classification and measurement

Based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets, financial assets are classified as: financial assets at amortised cost, financial assets at fair value through other comprehensive income and financial assets at fair value through profit or loss.

Debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective. Classification and subsequent measurement of debt instruments depend on:

(a)	the Group’s business model for managing financial assets; and

(b)	cash flow characteristics of financial assets (whether the cash flows are solely payments of principal and interest on the principal amount outstanding).

Based on these factors, the Group classifies its debt instruments into the following three measurement categories:

i.    Financial assets at amortised cost

The financial asset is held within a business model whose objective is to collect the contractual cash flows, and the contractual cash flow characteristics are consistent with a basic lending arrangement, which gives rise on specified dates to the contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, and the financial assets are not designated as at fair value through profit or loss, so they are measured at amortised cost. The interest income of such financial assets is recognised using the effective interest rate method. The gains or losses arising from derecognition and losses from impairment are directly recognised in profit or loss.

ii.    Financial assets at fair value through other comprehensive income

The financial asset is held within a business model whose objectives are both collecting the contractual cash flows and selling such financial assets, and the contractual cash flow characteristics are consistent with a basic lending arrangement. In addition, the financial assets are not designated as at fair value through profit or loss. Such financial assets are measured at fair value through other comprehensive income, and interest income is recognised using the effective interest rate method. Impairment losses and foreign exchange gains or losses are recognised in profit or loss for the current period. When such financial assets are derecognised, the cumulative changes in fair value recognised in other comprehensive income are carried forward to profit or loss for the current period.

iii. Financial assets at fair value through profit or loss

Debt instruments held by the Group that are not measured at amortised cost or fair value through other comprehensive income are classified as financial assets at fair value through profit or loss.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments (continued)

2.1.1.a    Financial assets (continued)

Classification and measurement (continued)

Equity instruments

All equity instruments held by the Group are subsequently measured at fair value. If the management of the Group recognises the changes in fair value of equity instruments into other comprehensive income, those changes in fair value cannot be carried forward to profit or loss for the current period. Thereafter, dividends on such investments will continue to be recognised in profit or loss.

Impairment

Expected credit losses (“ECL”) refer to the weighted average of credit losses with the respective risks of a default occurring as the weights. Credit loss refers to the difference between all contractual cash flows discounted at the original effective interest rate or credit-adjusted effective interest rate for credit-impaired financial assets and receivable under the contract and all cash flows expected to be received, which is the present value of all cash shortfalls.

The Group recognises loss provision on the basis of the ECL for cash and cash equivalents, term deposits, statutory deposits, financial assets purchased under agreements to resell, financial assets at amortised cost, debt instrument assets at fair value through other comprehensive income, as well as other receivables etc.

Giving consideration to reasonable and supportable information on past events, current conditions and forecasts of future economic conditions weighted by the probability of default, the Group recognises the ECL as the probability-weighted amount of the present value of the difference between the cash flows receivable from the contract and the cash flows expected to be collected.

At each reporting date, the ECL of financial instruments at different stages is measured respectively. 12-month ECL is recognised for financial instruments in Stage 1 which do not have a significant increase in credit risk since initial recognition; lifetime ECL is recognised for financial instruments in Stage 2 which have had a significant increase in credit risk since initial recognition but are not deemed to be credit-impaired; and lifetime ECL is recognised for financial instruments in Stage 3 that has been credit-impaired.

For the financial instruments with low credit risk at the reporting date, the Group assumes there has been no significant increase in credit risk since initial recognition. The Group determined them as the financial instruments in Stage 1 and recognises the 12-month ECL.

For the financial instruments in Stage 1 and Stage 2, as well as the lower credit risk financial instruments, the Group calculates the interest income by applying the effective interest rate to the gross carrying amount (before net of expected credit loss provision). For the financial instrument in Stage 3, the interest income is calculated by applying the effective interest rate to the amortised cost (net of expected credit loss provision).

For other receivables that are classified into groups, the Group calculates the ECL with reference to historical credit loss experience, current conditions, and forecasts of future economic conditions, and based on the exposure at default and the 12-month or lifetime ECL rates.

The Group recognises the impairment provision made or reversed into profit or loss for the current period. For debt instruments classified as fair value through other comprehensive income, the Group recognises the impairment provision made or reversed in profit or loss meanwhile adjusts other comprehensive income.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments (continued)

2.1.1.a    Financial assets (continued)

Derecognition

A financial asset is derecognised when one of the following criteria is met: (i) the contractual rights to receive the cash flows from the financial asset has expired, (ii) the financial asset has been transferred and the Group transfers substantially all the risks and rewards of ownership of the financial asset to the transferee, or (iii) the financial asset has been transferred and the Group has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

When an investment in equity instrument measured at fair value through other comprehensive income is derecognised, the accumulated gains or losses previously included in other comprehensive income are transferred from other comprehensive income to retained earnings. For other financial assets, when they are derecognised, their cumulative gains or losses previously recognised in other comprehensive income should be transferred out and recognised in profit or loss.

2.1.1.b Financial liabilities

Financial liabilities are classified into financial liabilities at amortised cost and financial liabilities at fair value through profit or loss at initial recognition.

Financial liabilities at amortised cost mainly include interest-bearing loans and other borrowings, financial assets sold under agreements to repurchase, bonds payable and investment contracts without discretionary participation features. Such financial liabilities are initially recognised at fair value, net of transaction costs incurred.

Financial liabilities at fair value through profit or loss include equities entitled to investors other than the Group that are included in the consolidation scope. These financial liabilities are designated at fair value at the initial recognition for subsequent measurement, and all realised or unrealised profit or loss are recorded in profit or loss for the current period.

A financial liability is derecognised or partly derecognised when the underlying present obligation is discharged or partly discharged. The difference between the carrying amount of the derecognised part of the financial liability and the consideration paid is recognised in profit or loss for the current period.

2.1.1.c Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments (continued)

2.1.1.d    Impact of initial application of IFRS 9

In accordance with the transitional provisions in IFRS 9, there is no need to restate the comparative information. The impact of adoption of IFRS 9 at the initial application date are included in retained earnings and reserves at the beginning of the period upon adjustment, with a corresponding increase of RMB100,108 million in shareholders’ equity as at 1 January 2023. In alignment with the above treatment, the Group only discloses relevant information for the current period.

The following table presents the carrying amounts of financial instruments of the Group as at 1 January 2023 classified and measured under IAS 39 and IFRS 9, respectively.

Statement of Financial Position	Notes	1 January 2023	31 December 2022
ASSETS
Including:
Term deposits	1	498,294	485,567
Statutory deposits – restricted	2	6,445	6,333
Financial assets at amortised cost	3	231,896	N/A
Held-to-maturity securities	4	N/A	1,574,204
Loans	5	N/A	342,083
Financial assets at fair value through other comprehensive income	6	2,461,877	N/A
Available-for-sale securities	7	N/A	1,738,108
Financial assets at fair value through profit or loss	8	1,353,748	N/A
Securities at fair value through profit or loss	9	N/A	223,790

Liabilities
Including:
Financial assets sold under agreements to repurchase	10	149,022	148,958
Financial liabilities at fair value through profit or loss		3,344	3,344
Bonds payable	11	36,167	34,997
Interest-bearing loans and other borrowings	12	12,782	12,774

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments (continued)

2.1.1.d    Impact of initial application of IFRS 9 (continued)

(i)    As at 1 January 2023, the Group adjusted the carrying amount under IAS 39 to IFRS 9 based on the measurement category under IFRS 9:

Carrying amount
1. Term deposits
31 December 2022	485,567
Reclassification adjustments: Interest receivable	13,051
Remeasurement: ECL	(324)

1 January 2023	498,294

2. Statutory deposits – restricted
31 December 2022	6,333
Reclassification adjustments: Interest receivable	120
Remeasurement: ECL	(8)

1 January 2023	6,445

3. Financial assets at amortised cost
31 December 2022	—
Add: Transfer from held-to-maturity securities	1,984
Add: Transfer from available-for-sale securities	7,808
Add: Transfer from loans	220,914
Remeasurement: From fair value to amortised cost	(92)
Remeasurement: ECL	(398)
Reclassification adjustments: Interest receivable	1,680

1 January 2023	231,896

4. Held-to-maturity securities
31 December 2022	1,574,204
Less: Transfer to financial assets at amortised cost	(1,984)
Less: Transfer to financial assets at fair value through other comprehensive income – debt instruments	(1,572,220)

1 January 2023	—

5. Loans
31 December 2022	342,083
Less: Transfer to financial assets at fair value through profit or loss	(37,933)
Less: Transfer to financial assets at amortised cost	(220,914)
Less: Transfer to financial assets at fair value through other comprehensive income – debt instruments	(83,236)

1 January 2023	—

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1    IFRS 9 – Financial Instruments (continued)

2.1.1.d    Impact of initial application of IFRS 9 (continued)

(i)    As at 1 January 2023, the Group adjusted the carrying amount under IAS 39 to IFRS 9 based on the measurement category under IFRS 9 (continued):

Carrying amount
6. Financial assets at fair value through other comprehensive income
6.1. Financial assets at fair value through other comprehensive income – debt instruments
31 December 2022	—
Add: Transfer from available-for-sale securities	529,652
Add: Transfer from loans	83,236
Add: Transfer from held-to-maturity securities	1,572,220
Reclassification adjustments: Interest receivable	28,225
Remeasurement: From amortised cost to fair value	128,631

1 January 2023	2,341,964

6.2. Financial assets at fair value through other comprehensive income – equity instruments
31 December 2022	—
Add: Transfer from available-for-sale securities (i)	119,913

1 January 2023	119,913

7. Available-for-sale securities
31 December 2022	1,738,108
Less: Transfer to financial assets at fair value through profit or loss	(1,080,735)
Less: Transfer to financial assets at amortised cost	(7,808)
Less: Transfer to financial assets at fair value through other comprehensive income	(649,565)

1 January 2023	—

8. Financial assets at fair value through profit or loss
31 December 2022	—
Add: Transfer from securities at fair value through profit or loss	223,790
Add: Transfer from available-for-sale securities	1,080,735
Add: Transfer from loans	37,933
Remeasurement: From amortised cost to fair value	1,535
Remeasurement: From cost to fair value	3,632
Reclassification adjustments: Interest receivable	6,123

1 January 2023	1,353,748

(i)

As at 1 January 2023, the Group’s financial assets transferred from available-for-sale securities to financial assets at fair value through other comprehensive income – equity instruments were unlisted equity securities, preferred stocks and perpetual bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1 – Financial Instruments (continued)

2.1.1.d     Impact of initial application of IFRS 9 (continued)

(i) As at 1 January 2023, the Group adjusted the carrying amount under IAS 39 to IFRS 9 based on the measurement category under IFRS 9 (continued):

Carrying amount
9. Securities at fair value through profit or loss
31 December 2022	223,790
Less: Transfer to financial assets at fair value through profit or loss	(223,790)

1 January 2023	—

10. Financial assets sold under agreements to repurchase
31 December 2022	148,958
Reclassification adjustments: Interest payable	64

1 January 2023	149,022

11. Bonds payable
31 December 2022	34,997
Reclassification adjustments: Interest payable	1,170
1 January 2023	36,167

12. Interest-bearing loans and other borrowings
31 December 2022	12,774
Reclassification adjustments: Interest payable	8

1 January 2023	12,782

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.1 IFRS 9 – Financial Instruments (continued)

2.1.1.d     Impact of initial application of IFRS 9 (continued)

(ii) As at 1 January 2023, reconciliation of the Group from the provision for impairment under IAS 39 to loss provision under IFRS 9 is as below:

Measure categories	Loss provision under IAS 39	Reclassification	Remeasurement	Loss provision under IFRS 9
Provision for impairment of Term deposits	—	—	324	324
Provision for impairment of Statutory deposits	—	—	8	8
Provision for impairment of Financial assets at amortised cost	—	—	398	398
Provision for impairment of loans	2,343	(2,343)	—	—
Provision for impairment of other assets	639	–	21	660

Sub-total	2,982	(2,343)	751	1,390

Provision for impairment of Financial assets at fair value through other comprehensive income – debt instruments	—	1,739	886	2,625
Provision for impairment of Available-for-sale securities	18,588	(18,588)	—	—

Sub-total	18,588	(16,849)	886	2,625

Total	21,570	(19,192)	1,637	4,015

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2 IFRS 17 – Insurance Contracts

Starting from 1 January 2023, the Group has adopted IFRS 17 and adjusted the accounting policies accordingly. The newly revised accounting policies are set out below:

2.1.2.a Classification

The contracts issued by the Group are classified into insurance contracts and investment contracts.

Insurance contracts are contracts under which the Group accepts significant insurance risk from the policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.

Investment contracts issued by the Group have the legal form of an insurance contract but do not transfer significant insurance risk to the Group. For investment contracts with discretionary participation features, the Group accounts for these contracts as insurance contracts, and for investment contracts without discretionary participation features, the Group accounts for these contracts according to note 2.1.1.b.

Reinsurance contracts held are contracts issued by reinsurers to compensate the Group for claims arising from the one or more underlying insurance contracts. A reinsurance contract held transfers significant insurance risk if it transfers substantially all of the insurance risk resulting from the reinsured portion of the related underlying insurance contracts to reinsurers, even if it does not expose the reinsurer to a significant loss.

The Group assesses the classification of contracts using its expectations at inception of the contracts and does not reassess the conditions afterwards, unless the contracts are modified.

Unless otherwise specified, the insurance contracts mentioned in the consolidated financial statements of the Group generally refer to insurance contracts issued or acquired, investment contracts with discretionary participation features and reinsurance contracts held.

2.1.2.b Combination, separation and recognition

Combination and separation

The Group considers a set or series of insurance contracts with the same or related counterparties that may achieve, or be designed to achieve, an overall commercial effect as a whole.

If the insurance contract has the following components, the Group will separate them and account for them according to their applicable requirements:

(a)	cash flows related to embedded derivatives;

(b)	cash flows related to distinct investment components; and

(c)	promises to transfer distinct goods or services other than insurance contract services.

The Group accounts for all remaining components of the contract in accordance with the attached requirements.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2     IFRS 17 – Insurance Contracts (continued)

2.1.2.b     Combination, separation and recognition (continued)

Level of aggregation

A portfolio of insurance contracts of the Group comprises contracts subject to similar risks and are managed together.

Each portfolio is further disaggregated into groups of contracts within one calendar year and is divided into at least three groups based on the profitability of the contract:

(a)	a group of contracts that are onerous at initial recognition;

(b)	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently; and

(c)	a group of the remaining contracts in the portfolio.

These groups represent the level of aggregation at which insurance contracts are initially recognised and measured. The Group does not reassess the composition of the groups subsequently.

Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued. The Group aggregates reinsurance contracts held within one calendar year into groups of:

(a)	contracts for which there is a net gain at initial recognition;

(b)	contracts for which, at initial recognition, there is no significant possibility of a net gain arising subsequently; and

(c)	remaining contracts in the portfolio.

Recognition

The Group recognises a group of insurance contracts it issues from the earliest of the following:

(a)	the beginning of the coverage period of the group of contracts, the coverage period refers to the period during which the Group provides insurance contract services;

(b)	the date when the first payment from the policyholder is due or actually received if there is no due date; and

(c)	for a group of onerous contracts, when the group becomes onerous.

Investment contracts with discretionary participation features are initially recognised at the date when the Group becomes party to the contract.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.1     New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2     IFRS 17 – Insurance Contracts (continued)

2.1.2.b     Combination, separation and recognition (continued)

Recognition (continued)

Reinsurance contracts held are recognised as follows:

(a)	Reinsurance contracts held are recognised from the earlier of the following:

•	the beginning of the coverage period of the group of reinsurance contracts held; and

•	the date the Group recognises an onerous group of underlying insurance contracts, and the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

(b)

In addition, the Group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognised, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.

An insurance contract is derecognised when:

(a)	the obligation specified in the insurance contract expires or is discharged or cancelled; or

(b)	the contract is modified and additional criteria are met.

2.1.2.c Measurement

The Group adopts different models for different types of insurance contracts. Insurance contracts with direct participation features are measured using the variable fee approach. The contracts with coverage of one year or less or contract groups where there is no significant difference between the results of measuring liability for remaining coverage using the premium allocation approach and the results of measuring such liabilities using general measurement model. Other types of insurance contracts are measured using the general measurement model.

Fulfilment cash flows

Fulfilment cash flows comprise the following:

(a)	estimates of future cash flows;

(b)

an adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows; and

(c)	a risk adjustment for non-financial risk.

The estimates of future cash flows:

(a)

incorporate, in an unbiased way, all reasonable and supportable information available without undue cost or effort about the amount, timing and uncertainty of those future cash flows. To do this, the Group estimates the probability-weighted mean of the full range of possible outcomes;

(b)	reflect the perspective of the Group, provided that the estimates of any relevant market variables are consistent with observable market prices for those variables;

(c)	reflect conditions existing at the reporting date; and

(d)	are determined separately from estimates of the risk adjustment for non-financial risk.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

Fulfilment cash flows (continued)

The estimates of future cash flows are adjusted at the current discount rate, which simultaneously reflects:

(a)	the time value of money, the characteristics of the cash flows and the liquidity characteristics of the insurance contracts; and

(b)

the consistency with observable current market prices for financial instruments with cash flows whose characteristics are consistent with those of the insurance contracts, excluding the effect of factors that influence such observable market prices but do not affect the future cash flows of the insurance contracts.

The risk adjustment for non-financial risk is applied to the present value of the estimated future cash flows, to reflect the compensation that the Group requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. For reinsurance contracts held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the Group to the reinsurer.

The Group defines insurance acquisition cash flows as cash flows arising from the costs of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of insurance contracts to which the group belongs.

The Group allocates insurance acquisition cash flows to groups of insurance contracts using a systematic and rational method.

Contract boundary

The Group only considers the relevant cash flows within the boundary of a contract.

Cash flows are within the boundary of an insurance contract if they arise from the substantive rights and obligations that exist during the period in which the Group can compel the policyholder to pay the premiums or in which the Group has a substantive obligation to provide the policyholder with insurance contract services. A substantive obligation ends when:

(a)	the Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflects those risks; or

(b)	both of the following criteria are satisfied:

•

the Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and

•	the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

For reinsurance contracts held, cash flows are within the contract boundary if they arise from substantive rights and obligations of the Group that exist during the reporting period in which the Group is obligated to pay premiums to the reinsurer or in which the Group has a substantive right to receive services from the reinsurer.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(i)    Groups of contracts not measured using the premium allocation approach

Initial measurement

On initial recognition, the Group measures a group of insurance contracts at the total of:

(a)

the fulfilment cash flows, which comprise the estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial risk; and

(b)	the contractual service margin.

The contractual service margin is a component of the liability for the group of insurance contracts that represents the unearned profit the Group will recognise as it provides insurance contract services in the future.

On initial recognition, the contractual service margin is an amount that results in no income or expenses (unless a group of contracts is onerous) arising from:

(a)	the initial recognition of an amount for the fulfilment cash flows;

(b)	any cash flows arising from the contracts in the group at the date of initial recognition; and

(c)

the derecognition at the date of initial recognition of any asset for insurance acquisition cash flows and any other asset or liability previously recognised for cash flows related to the group of contracts.

An insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the insurance contract, any previously recognised insurance acquisition cash flows and any cash flows arising from the insurance contract at the date of initial recognition in total is a net outflow. A loss from onerous insurance contracts is recognised in profit or loss, with contractual service margin not recognised on initial recognition.

Subsequent measurement

The carrying amount of a group of insurance contracts issued at the reporting date is the sum of:

(a)	the liability for remaining coverage, comprising:

•	the fulfilment cash flows related to future service allocated to the group of contracts at the reporting date; and

•	the contractual service margin of the group of contracts at the reporting date;

(b)	the liability for incurred claims, comprising the fulfilment cash flows related to past services allocated to the group of contracts at the reporting date.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(i)    Groups of contracts not measured using the premium allocation approach (continued)

Subsequent measurement (continued)

Contractual service margin

For insurance contracts issued by the Group, the carrying amount of the contractual service margin of a group of contracts at the reporting date is adjusted by the Group to reflect the effect of the following changes at the group of contracts level:

(a)	the effect of any new contracts added to the group;

(b)	interest accreted on the carrying amount of the contractual service margin for contracts measured using the general measurement model;

(c)	changes relating to future service;

(d)	the effect of any currency exchange differences on the contractual service margin; and

(e)	the amount recognised as insurance revenue because of the services provided in the period.

–    Interest accreted on the contractual service margin

Under the general measurement model, interest accreted on the contractual service margin is measured at the locked-in discount rates. The locked-in discount rates are determined at the date of initial recognition of a group of contracts, applying to nominal cash flows that do not vary based on the returns on any underlying items.

–    Adjustments to contractual service margin according to changes relating to future service

The changes relating to future service are recognised by adjusting the contractual service margin, except to the extent that:

(a)

when the changes result in a decrease in the carrying amount of the contractual service margin, and the changes exceed the carrying amount of the contractual service margin, the contractual service margin is reduced to zero, and the excess is recognised in insurance service expenses and a loss component is recognised within the liability for remaining coverage; and

(b)

the above changes adjust the loss component within the liability for remaining coverage with correspondence to insurance service expenses. When the changes exceed the amount of loss component, the loss component should be reduced to zero. The remaining should be reinstating the contractual service margin.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(i)    Groups of contracts not measured using the premium allocation approach (continued)

Subsequent measurement (continued)

Contractual service margin (continued)

–    Adjustments to contractual service margin according to changes relating to future service (continued)

For insurance contracts measured using the general measurement model, the contractual service margin is adjusted by the following changes relating to future service:

(a)	experience adjustments arising from premiums received in the period that relate to future service, and related cash flows such as insurance acquisition cash flows;

(b)

changes in estimates of the present value of the future cash flows in the liability for remaining coverage, except the effect of the time value of money and changes in the time value of money and the effect of financial risk and changes in financial risk;

(c)	differences between any investment component expected to become payable in the period and the actual investment component that becomes payable in the period; and

(d)	changes in the risk adjustment for non-financial risk that relate to future service.

Adjustments above are measured at the locked-in discount rates.

For insurance contracts using the variable fee approach, the contractual service margin is adjusted by the following changes relating to future service:

(a)	the changes in the amount of the Group’s share of the fair value of the underlying items; and

(b)	the changes relating to future service in the fulfilment cash flows that do not vary based on the returns of the fair value of underlying items:

•	experience adjustments arising from premiums received in the period that relate to future service, and related cash flows such as insurance acquisition cash flows;

•

changes in estimates of the present value of the future cash flows in the liability for remaining coverage, including the change in the effect of the time value of money and financial risks not arising from the underlying items;

•	differences between any investment component expected to become payable in the period and the actual investment component that becomes payable in the period; and

•	changes in the risk adjustment for non-financial risk that relate to future service.

Adjustments above are measured at the current discount rates.

–    Contractual service margin released to profit or loss

The Group identifies the coverage units of the groups of contracts for the coverage period in accordance with the insurance contract service provided. The adjusted carrying amount of the contractual service margin (before recognising any amounts in profit or loss to reflect the insurance contract services provided in the period) is allocated and recognised in the insurance revenue of the current period and subsequent periods accordingly.

The number of coverage units in a group is the quantity of insurance contract services provided by the contracts in the group, determined by considering for each contract the quantity of the benefits provided under a contract and its expected coverage period.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(i)    Groups of contracts not measured using the premium allocation approach (continued)

Subsequent measurement (continued)

Loss component

When the changes result in a decrease in the carrying amount of the contractual service margin, and the changes exceed the carrying amount of the contractual service margin, the group of contracts becomes loss, and the Group recognises the excess in insurance service expenses while recognising a loss component of liability for remaining coverage.

After a loss is recognised, the Group allocates the subsequent changes in fulfilment cash flows of the liability for remaining coverage specified as follows on a systematic basis between the loss component and the liability for remaining coverage excluding the loss component:

(a)	estimates of the present value of future cash flows for claims and expenses released from the liability for remaining coverage because of incurred insurance service expenses;

(b)	changes in the risk adjustment for non-financial risk recognised in profit or loss because of the release from risk; and

(c)	insurance finance income or expenses.

(ii) Groups of contracts measured using the premium allocation approach

The Group uses the premium allocation approach for measuring the group of insurance contracts with a coverage period of each contract in the group is one year or less, or the Group reasonably expects that the measurement of the liability for remaining coverage for the group using the premium allocation approach that would not differ materially from the one that would be produced using general measurement model.

Initial measurement

On initial recognition, the Group measures the liability for remaining coverage based on the premiums received minus the insurance acquisition cash flows. The amortisation of the insurance acquisition cash flows is recognised during the coverage period of contracts within the group of contracts.

Subsequent measurement

The carrying amount of a group of insurance contracts issued at the reporting date is the sum of:

(a)	the liability for remaining coverage; and

(b)	the liability for incurred claims.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(ii) Groups of contracts measured using the premium allocation approach (continued)

Subsequent measurement (continued)

For insurance contracts issued, at the end of each subsequent reporting period, the carrying amount of the liability for remaining coverage is the carrying amount at the start of the reporting period:

(a)	plus the premiums received in the period;

(b)	minus insurance acquisition cash flows paid in the period;

(c)	plus any amounts relating to the amortisation of insurance acquisition cash flows recognised as an insurance service expenses in the period;

(d)	plus any adjustment to a financing component contained in an insurance contract;

(e)	minus the amount recognised as insurance revenue for services provided in the period; and

(f)	minus any investment component paid or transferred to the liability for incurred claims.

The Group recognises the liability for incurred claims of the insurance contracts as the amount of fulfilment cash flow related to the incurred compensation.

If, at any time during the coverage period, relevant facts and circumstances indicate that a group of insurance contracts is onerous, the Group will recognise a loss in profit or loss and increase the liability for remaining coverage. The loss component of which is the amount of the current estimated fulfilment cash flows related to the liability for remaining coverage (including risk adjustment for non-financial risk) that exceeds the carrying amount of the liability for remaining coverage.

(iii) Groups of reinsurance contracts held

Groups of reinsurance contracts not measured using the premium allocation approach

For reinsurance contracts held, the contractual service margin reflects a net cost or net gain that the Group will incur when it acquires reinsurance services in the future. And on initial recognition, its amount is equal to the sum of:

(a)	the fulfilment cash flows;

(b)	any cash flows arising from the contracts in the group at that date;

(c)	the amount derecognised at the date of any asset or liability previously recognised for cash flows related to the group of reinsurance contracts held; and

(d)

the adjustment of the contractual service margin of a group of reinsurance contracts held, and as a result recognises income, when the Group recognises a loss on initial recognition of an onerous group of underlying insurance contracts or on addition of onerous underlying insurance contracts to a group.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(iii) Groups of reinsurance contracts held (continued)

Groups of reinsurance contracts not measured using the premium allocation approach (continued)

The carrying amount of a group of reinsurance contracts held at the reporting date is the sum of the following:

(a)	the remaining coverage, comprising:

•	the fulfilment cash flows related to future service allocated to the group of contracts at the reporting date; and

•	the contractual service margin of the group of contracts at the reporting date.

(b)	the incurred claims, comprising the fulfilment cash flows related to past services allocated to the group of contracts at the reporting date.

For groups of reinsurance contracts held, the carrying amount of the contractual service margin at the reporting date is adjusted by the Group to reflect the effect of the following changes:

(a)	the effect of any new contracts added to that group;

(b)	interest accreted on the carrying amount of the contractual service margin;

(c)

the income recognised at the contractual service margin of the groups of reinsurance contracts held when a loss is recognised on initial recognition of an onerous underlying group of insurance contracts or when a loss is recognised by adding an onerous underlying insurance contract to a group of contracts;

(d)	reversals of a loss-recovery component that are not changes in the fulfilment cash flows of the group of reinsurance contracts held;

(e)

changes in the fulfilment cash flows that relates to future service, unless the change results from a change in fulfilment cash flows allocated to a group of underlying insurance contracts that does not adjust the contractual service margin for the group of underlying insurance contracts;

(f)	the effect of any currency exchange differences; and

(g)	the amount recognised in profit or loss because of insurance contract services received in the period.

The Group recognises or adjusts the loss-recovery component of the reinsurance contracts held, representing the reversal amount of the loss portion of the underlying contracts recognised in the contractual service margin mentioned above. The calculation method for this amount is to multiply the losses recognised on the underlying insurance contracts by the percentage of claims on the underlying insurance contracts the Group expects to recover from the group of reinsurance contracts held.

After recognition of the loss-recovery component, the Group adjusts the loss-recovery component to reflect changes in the loss component of an onerous group of underlying insurance contracts. The carrying amount of the loss-recovery component does not exceed the portion of the carrying amount of the loss component of the onerous group of underlying insurance contracts that the Group expects to recover from the group of reinsurance contracts held.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.c    Measurement (continued)

(iii) Groups of reinsurance contracts held (continued)

Groups of reinsurance contracts measured using the premium allocation approach

The Group applies the same principles of measuring groups of insurance contracts issued to groups of reinsurance contracts held using the premium allocation approach.

The Group adjusts the carrying amount of asset for remaining coverage when the reversal of loss component is recognised based on the groups of reinsurance contracts held using the premium allocation approach.

2.1.2.d    Amounts recognised in comprehensive income

(i) Insurance revenue

As the Group provides insurance contract services under the group of insurance contracts, it reduces the liability for remaining coverage for the services provided and recognises insurance revenue.

The amount of insurance revenue recognised in the reporting period depicts the provision of promised services at an amount that reflects the portion of consideration that the Group expects to be entitled in exchange for those services.

For contracts not measured using the premium allocation approach, insurance revenue includes the following:

(a)	Amounts related to the changes in the liability for remaining coverage;

•	claims and other directly attributable expenses incurred in the period (measured at the amounts expected at the beginning of the period), excluding:

1.	amounts allocated to the loss component;

2.	repayments of investment components;

3.	amounts that relate to transaction-based taxes collected on behalf of third parties; and

4.	insurance acquisition cash flows.

•	the change in the risk adjustment for non-financial risk, excluding:

1.	changes included in insurance finance income or expenses;

2.	changes that adjust the contractual service margin because they relate to future service; and

3.	amounts allocated to the loss component.

•	the amount of the contractual service margin recognised in profit or loss in the period; and

•	other amounts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.d    Amounts recognised in comprehensive income (continued)

(i) Insurance revenue (continued)

(b)

The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that relate to recovering those cash flows to each reporting period in a systematic way on the basis of the passage of time.

For groups of insurance contracts measured using the premium allocation approach, the Group recognises insurance revenue based on the passage of time over the coverage period of a group of contracts.

(ii) Insurance service expenses

Insurance service expenses include the following:

(a)	incurred claims, excluding the repayments of investment components;

(b)	other incurred insurance service expenses;

(c)	amortisation of insurance acquisition cash flows;

(d)	changes that relate to past service, ie changes in fulfilment cash flows relating to the liability for incurred claims; and

(e)	changes that relate to future service, ie losses on onerous groups of contracts and reversals of such losses.

For contracts not measured using the premium allocation approach, amortisation of insurance acquisition cash flows is reflected in insurance service expenses in the same amount as insurance acquisition cash flows recovery reflected within insurance revenue. For contracts measured using the premium allocation approach, amortisation of insurance acquisition cash flows is based on the passage of time.

(iii) Insurance finance income/(expenses)

The Group disaggregates total insurance finance income or expenses between profit or loss and other comprehensive income.

For the contracts not measured using the variable fee approach, the amount recognised in profit or loss is determined by a systematic allocation of the expected total finance income or expenses over the duration of the group of insurance contracts.

For the contracts measured using the variable fee approach, the Group has chosen to disaggregate total insurance finance income or expenses for the period to include in profit or loss an amount that eliminates accounting mismatches with income or expenses included in profit or loss on the underlying items held.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2    BASIS OF PREPARATION (continued)

2.1    New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2023 (continued)

2.1.2    IFRS 17 – Insurance Contracts (continued)

2.1.2.e    Methods used and judgements applied in determining the IFRS 17 transition amounts

As at 1 January 2022, the Group applied IFRS 17 retroactively. When it was impracticable to use the full retrospective approach, the modified retrospective approach or the fair value approach were adopted by the Group. In accordance with IFRS 17, the comparative financial statements of the Group have been restated. The equity of the Group as at 1 January 2022 decreased by RMB90,641 million due to the initial application of IFRS 17.

Modified retrospective approach

Contracts without direct participation features

For groups of contracts without direct participation features, the Group estimates the expected future cash flows of the group of contracts at the initial recognition date by taking into account the actual cash flows that had occurred between the initial recognition date and the transition date.

The risk adjustment for non-financial risk was estimated at the transition date by adjusting the risk adjustment for non-financial risk at the transition date by the expected release of risk before the transition date. In estimating the expected release of risk adjustment for non-financial risk, reference was made to the expected release of risk adjustment for non-financial risk for similar insurance contracts that were issued at the transition date.

The contractual service margin or loss component of the group of contracts without direct participation features on initial recognition is recognised based on the discounted present value of future expected cash flows at the initial recognition date and the amount of risk adjustment for non-financial risk.

For the groups that are profitable on initial recognition, the release of the contractual service margin is determined based on the coverage units provided under the group of contracts, which contributes to the carrying amount of the contractual service margin at the transition date.

For the groups that are onerous on initial recognition, the present value of future cash outflows corresponding to the loss component of the group at the initial recognition date and the transition date, as well as the total amount of the risk adjustment for non-financial risk contribute to the loss component amount at the transition date.

Contracts with direct participation features

For the groups of contracts with direct participation features, the Group determines their contractual service margin or loss component by calculating the fair value of the underlying items at the transition date minus the fulfilment cash flows at the transition date, adjusting for the amounts charged to the policyholders, the amounts paid not varied based on the underlying items, as well as the change in the risk adjustment for non-financial risk between the initial recognition date and the transition date. If a contractual service margin is calculated, the Group measures the carrying amount of the contractual service margin at the transition date by deducting the amount of the contractual service margin that relates to services provided before that date. If a loss component is calculated, the loss component at the transition date is reduced to zero.

Fair value approach

To apply the fair value approach, the Group determined the contractual service margin or loss component to be the difference between the fair value of a group of contracts and the fulfilment cash flow at the transition date.

The fair value of the group of contracts is calculated using the present value method, based on reasonable and supportable information available at the transition date.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

2     BASIS OF PREPARATION (continued)

2.2     New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2023

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor or its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption
Amendments to IAS 7, ‘Cash Flow Statement’ and IFRS 7, ‘Financial Instruments: Disclosures’	Financing Arrangements of Supplier	1 January 2024
Amendment to IAS 12, ‘Income Tax’	Temporary exceptions and specific disclosure requirements for income tax	N/A

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty, except the following, were the same as those applied to the consolidated financial statements for the year ended 31 December 2022.

Critical accounting estimates and judgements

(i) Classification of financial assets

Significant judgements made by the Group in the classification of financial assets include business model and analysis on contractual cash flow characteristics.

The Group determines the business model for financial asset management at the level of different groups of financial assets, and factors to be considered include the methods for evaluating financial asset performance and reporting the financial asset performance to key management personnel, risks affecting financial asset performance and corresponding management methods, and the ways in which related business management personnel are remunerated.

When assessing whether contractual cash flow characteristics of financial assets are consistent with basic lending arrangement, key judgements made by the Group include: the possibility of changes in timing or amount of the principal during the duration due to reasons such as early repayment; whether interest only includes considerations for time value of money, credit risks, other basic lending risks, costs and profits. For example, whether the prepayment amount only reflects the principal outstanding and the interest on the principal outstanding, as well as the reasonable compensation for the early termination of the contract.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

3     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgements (continued)

(ii) Measurement of ECL

The Group calculates ECL through default risk exposure and ECL rate, and determines the ECL rate based on default probability and default loss rate. In determining the ECL rate, the Group uses data such as internal historical credit loss experience, etc., and adjusts historical data based on current conditions and forward-looking information.

(iii) Estimates of future cash flows of insurance contracts

Insurance contract liabilities are determined on the basis of the Group’s estimates of future benefits, premiums and related expenses, taking into account the risk adjustment for non-financial risk. The mortality rate, morbidity rate, lapse rate, discount rate, expense assumption and policy dividend assumption used for the estimation are determined according to the latest empirical analysis and current and future economic conditions. The uncertainty of liabilities arising from uncertain future cash flows such as future benefits, premiums, and related expenses is reflected through the risk adjustment for non-financial risk.

The judgements used in evaluating insurance contract liabilities will affect the recognition amount of insurance contract liabilities in the consolidated financial statements.

The description of the above assumptions is detailed in Note 8.1.

4 FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated financial statements, and should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2022.

There have been no significant changes in the Group’s risk management processes or in any risk management policies since 31 December 2022.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs used to measure the fair value of securities classified as Level 2 generally include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4     FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

Under certain conditions, the Group may not receive a price quote from independent third-party valuation service providers. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 30 June 2023, assets classified as Level 1 accounted for 32.54% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree to which the implied yields for debt securities for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Group adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 30 June 2023, assets classified as Level 2 accounted for 53.75% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third-party valuation service providers for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent trading prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2023, assets classified as Level 3 accounted for 13.71% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations and the comparable companies approach. The determination of Level 3 is primarily based on the significance of certain unobservable inputs used for measurement of the asset’s fair value.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4    FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2023:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Financial assets at fair value through profit or loss
– Equity securities
Funds	166,088	131	—	166,219
Common stocks	418,092	17,665	—	435,757
Others	44,204	20,090	183,668	247,962
– Debt securities
Government bonds	296	1,487	—	1,783
Government agency bonds	886	7,627	—	8,513
Corporate bonds	9,370	189,987	45	199,402
Subordinated bonds	76,357	140,670	—	217,027
Others	960	11,986	226,391	239,337
Financial assets at fair value through other comprehensive income
– Equity securities
Common stocks	135	—	—	135
Preferred stocks	—	—	51,198	51,198
Others	42,582	2,846	30,297	75,725
– Debt securities
Government bonds	355,698	129,545	—	485,243
Government agency bonds	236,889	1,337,800	—	1,574,689
Corporate bonds	14,624	368,765	—	383,389
Subordinated bonds	1,433	27,449	—	28,882
Others	—	3,298	84,672	87,970

Total	1,367,614	2,259,346	576,271	4,203,231

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(6,714)	—	—	(6,714)

Total	(6,714)	—	—	(6,714)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4    FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2023:

	Financial assets at fair value through other comprehensive income		Financial assets at fair value through profit or loss		Total assets RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	Equity securities RMB million
1 January 2023	83,552	79,655	205,302	161,812	530,321
Purchases	6,190	—	20,166	21,994	48,350
Transferred into Level 3	—	—	—	—	—
Transferred out of Level 3	—	—	—	—	—
Total gains/(losses) recorded in profit or loss	2,732	—	9,486	624	12,842
Total gains/(losses) recorded in other comprehensive income	(176)	1,840	—	—	1,664
Disposals or exercises	—	—	—	(762)	(762)
Settles	(7,626)	—	(8,518)	—	(16,144)

30 June 2023	84,672	81,495	226,436	183,668	576,271

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4    FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2022:

	Fair value measurement using			Total RMB million
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	131,897	—	—	131,897
Common stocks	396,163	17,985	—	414,148
Preferred stocks	—	—	50,522	50,522
Others	45,525	29,260	170,179	244,964
– Debt securities
Government bonds	36,945	10,243	—	47,188
Government agency bonds	77,982	235,288	—	313,270
Corporate bonds	3,678	184,885	—	188,563
Subordinated bonds	53,194	102,830	—	156,024
Others	—	1,096	173,302	174,398
Securities at fair value through profit or loss
– Equity securities
Funds	13,086	358	—	13,444
Common stocks	17,280	1,272	—	18,552
Others	92	173	—	265
– Debt securities
Government bonds	661	1,144	—	1,805
Government agency bonds	2,387	7,235	—	9,622
Corporate bonds	3,018	149,284	45	152,347
Others	129	25,521	2,105	27,755

Total	782,037	766,574	396,153	1,944,764

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,344)	—	—	(3,344)
Investment contracts at fair value through profit or loss	(7)	—	—	(7)

Total	(3,351)	—	—	(3,351)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4    FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2022:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million
1 January 2022	160,499	188,583	45	349,127
Purchases	12,203	16,075	2,670	30,948
Transferred into Level 3	—	—	—	—
Transferred out of Level 3	(10)	—	—	(10)
Total gains/(losses) recorded in profit or loss	—	—	81	81
Total gains/(losses) recorded in other comprehensive income	(332)	(49)	—	(381)
Disposals or exercises	—	(4,273)	—	(4,273)
Maturity	(11,507)	—	—	(11,507)

30 June 2022	160,853	200,336	2,796	363,985

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the six months ended 30 June 2023, RMB56,271 million (for the six months ended 30 June 2022: RMB15,181 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB130,591 million (for the six months ended 30 June 2022: RMB27,990 million) debt securities were transferred from Level 2 to Level 1. RMB668 million (for the six months ended 30 June 2022: RMB2,725 million) equity securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB18,850 million (for the six months ended 30 June 2022: RMB31,483 million) equity securities were transferred from Level 2 to Level 1.

For the six months ended 30 June 2023 and the six months ended 30 June 2022, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities.

As at 30 June 2023 and 31 December 2022, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

4    FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 30 June 2023 and 31 December 2022:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	30 June 2023: 29,325 31 December 2022: 29,597	Comparable companies method	Discounts for lack of marketability	30 June 2023: 8%-30% 31 December 2022: 12%-30%	The fair value is inversely related to the discounts for lack of marketability
	30 June 2023: 43,134 31 December 2022: 41,904	Net asset value method	N/A	N/A	N/A
	30 June 2023: 190,941 31 December 2022: 133,864	Discounted cash flow method	Discount rate	30 June 2023: 2.35%-17.30% 31 December 2022: 2.61%-10.02%	The fair value is inversely related to discount rate
Debt securities	30 June 2023: 311,063 31 December 2022: 158,507	Discounted cash flow method	Discount rate	30 June 2023: 2.16%-18.05% 31 December 2022: 2.41%-10.55%	The fair value is inversely related to discount rate

5 SEGMENT INFORMATION

The Group operates in life insurance business segment, health insurance business segment, accident insurance business segment and other business segment:

(i) Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii) Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii) Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv) Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 19, as well as income and expenses of subsidiaries.

The segment information submitted by the Group to the operating decision-maker is prepared in accordance with Accounting Standards for Business Enterprises (“ASBE”), among which insurance contracts-related data are prepared in accordance with ASBE No. 25 – Direct Insurance Contracts (Caikuai [2006] No. 3), ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3) and Regulations regarding the Accounting Treatment of Insurance Contracts (Caikuai [2009] No. 15), and financial instruments-related data are prepared in accordance with ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2006] No. 3), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2006] No. 3), ASBE No. 24 – Hedging (Caikuai [2006] No. 3) and ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

5    SEGMENT INFORMATION (continued)

	For the six months ended 30 June 2023
	Life	Health	Accident	Others	Elimination	Total
	RMB million
I. Operating income	482,661	60,123	7,652	4,841	(1,682)	553,595
Premiums earned	387,850	53,634	7,431	—	—	448,915
Premium income	388,558	73,058	8,499	—	—	470,115
Less: Premiums ceded to reinsurers	(708)	(3,149)	(36)	—	—	(3,893)
Change in unearned premium reserves	—	(16,275)	(1,032)	—	—	(17,307)
Investment income	90,255	6,188	213	517	—	97,173
Including: Share of profit of associates and joint ventures	5,450	373	13	137	—	5,973
Other gains	68	5	—	43	—	116
Fair value gains/(losses)	2,979	204	7	10	—	3,200
Foreign exchange gains/(losses)	414	28	1	(815)	—	(372)
Other operating income	1,073	63	—	5,086	(1,682)	4,540
Including: Inter-segment transactions	—	—	—	1,682	(1,682)	—
Gains/(losses) on disposal of assets	22	1	—	—	—	23
II. Operating expenses	(474,925)	(58,216)	(7,486)	(3,327)	1,682	(542,272)
Surrenders	(26,276)	(1,194)	(11)	—	—	(27,481)
Claims expense	(68,858)	(29,477)	(3,366)	—	—	(101,701)
Less: Claims recoverable from reinsurers	250	2,691	31	—	—	2,972
Increase in insurance contracts reserve	(299,275)	(18,677)	(366)	—	—	(318,318)
Less: Insurance reserves recoverable from reinsurers	135	—	7	—	—	142
Policyholder dividends resulting from participation in profits	(5,943)	(119)	—	—	—	(6,062)
Tax and surcharges	(459)	(89)	(9)	(69)	—	(626)
Underwriting and policy acquisition costs	(34,995)	(4,561)	(2,134)	(782)	—	(42,472)
Administrative expenses	(12,227)	(4,859)	(1,319)	(1,754)	—	(20,159)
Less: Expenses recoverable from reinsurers	161	116	4	—	—	281
Other operating expenses	(15,450)	(1,228)	(295)	(722)	1,682	(16,013)
Including: inter-segment transactions	(1,571)	(107)	(4)	—	1,682	—
Impairment losses	(11,988)	(819)	(28)	—	—	(12,835)

III. Operating profit	7,736	1,907	166	1,514	—	11,323

Add: Non-operating income	21	1	—	2	—	24
Less: Non-operating expenses	(182)	(12)	—	(1)	—	(195)

IV. Net profit before income tax	7,575	1,896	166	1,515	—	11,152

Supplementary Information:
Depreciation and amortisation expenses	1,414	525	152	418	—	2,509

The reconciliation of segment information to the consolidated statement of comprehensive income is as follows:

RMB million

For the six months ended 30 June 2023
Segment information	Adjustment		Consolidated statement of comprehensive income
	IFRS 9	IFRS 17
Operating income: 553,595	(3,819)	(363,452)	Total revenue: 186,324
Net profit before income tax: 11,152	9,813	16,573	Profit before income tax: 37,538

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

5    SEGMENT INFORMATION (continued)

	For the six months ended 30 June 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
I. Operating income	453,952	62,829	7,860	5,232	(1,571)	528,302
Premiums earned	355,898	56,145	7,593	—	—	419,636
Premium income	356,528	75,284	8,157	—	—	439,969
Less: Premiums ceded to reinsurers	(630)	(3,739)	(89)	—	—	(4,458)
Change in unearned premium reserves	—	(15,400)	(475)	—	—	(15,875)
Investment income	100,052	6,823	275	525	—	107,675
Including: Share of profit of associates and joint ventures	5,421	365	15	(44)	—	5,757
Other gains	72	5	—	55	—	132
Fair value gains/(losses)	(3,268)	(220)	(9)	(14)	—	(3,511)
Foreign exchange gains/(losses)	442	30	1	(254)	—	219
Other operating income	721	44	—	4,920	(1,571)	4,114
Including: Inter-segment transactions	—	—	—	1,571	(1,571)	—
Gains/(losses) on disposal of assets	35	2	—	—	—	37
II. Operating expenses	(438,105)	(57,012)	(6,134)	(3,555)	1,571	(503,235)
Surrenders	(18,213)	(892)	(10)	—	—	(19,115)
Claims expense	(44,972)	(25,020)	(2,822)	—	—	(72,814)
Less: Claims recoverable from reinsurers	188	2,770	26	—	—	2,984
Increase in insurance contracts reserve	(306,234)	(21,356)	587	—	—	(327,003)
Less: Insurance reserves recoverable from reinsurers	64	180	6	—	—	250
Policyholder dividends resulting from participation in profits	(11,772)	(65)	—	—	—	(11,837)
Tax and surcharges	(437)	(97)	(9)	(68)	—	(611)
Underwriting and policy acquisition costs	(26,605)	(5,812)	(2,195)	(693)	—	(35,305)
Administrative expenses	(10,764)	(5,336)	(1,358)	(2,067)	—	(19,525)
Less: Expenses recoverable from reinsurers	34	523	15	—	—	572
Other operating expenses	(14,088)	(1,549)	(360)	(727)	1,571	(15,153)
Including: inter-segment transactions	(1,468)	(99)	(4)	—	1,571	—
Impairment losses	(5,306)	(358)	(14)	—	—	(5,678)

III. Operating profit	15,847	5,817	1,726	1,677	—	25,067

Add: Non-operating income	22	1	—	3	—	26
Less: Non-operating expenses	(152)	(10)	—	—	—	(162)

IV. Net profit before income tax	15,717	5,808	1,726	1,680	—	24,931

Supplementary Information:
Depreciation and amortisation expenses	1,415	658	178	452	—	2,703

The reconciliation of segment information to the consolidated statement of comprehensive income is as follows:

RMB million

For the six months ended 30 June 2022
Segment information	Adjustment		Consolidated statement of comprehensive income
	IFRS 9	IFRS 17
Operating income: 528,302	N/A	(339,558)	Total revenue: 188,744
Net profit before income tax: 24,931	N/A	18,606	Profit before income tax: 43,537

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

6     INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2023 RMB million	2022 RMB million (Restated, Note 2.1.2.e)
As at 1 January	262,485	258,933
Change of the cost	(8,120)	8,635
Share of profit or loss (i)	5,664	5,737
Other equity movements	1,354	(660)
Declared dividends (ii)	(1,940)	(2,064)

As at 30 June	259,443	270,581

(i)

The Group made adjustments to the profit or loss on the basis of the statement of comprehensive income and the statement of changes in equity for the six months ended 30 June 2023 provided by Sino-Ocean Group Holding Limited (“Sino-Ocean”). The amount of profit or loss from January to June 2023 was adjusted by RMB -2,194 million, and the carrying amount of Sino-Ocean held by the Group as at 30 June 2023 was 0.

(ii)

The 2022 final dividend of RMB0.78 in cash per 10 ordinary shares was approved and declared in the Annual General Meeting of China Guangfa Bank Company Limited (“CGB”) on 20 June 2023, and the Company’s cash dividend receivable was RMB742 million.

7     FINANCIAL ASSETS

7.1	Term deposits

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million
Maturing:
Within one year	205,038	183,832
After one year but within five years	221,734	301,735
Over five years	19,236	—

Sub-total	446,008	485,567

Impairment	(228)	—

Total	445,780	485,567

As at 30 June 2023, the Group’s term deposits of RMB1,483 million were deposited in banks for risk reserves of enterprise annuity fund investments and risk reserves of personal endowment security management business, which are restricted to use (as at 31 December 2022, the Group’s term deposits of RMB2,175 million were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.2     Financial assets at amortised cost

As at 30 June 2023 RMB million
Debt securities
Trust schemes	122,986
Debt investment plans	51,130
Others (i)	35,129

Sub-total	209,245

Impairment	(331)

Total	208,914

Debt securities
Listed in Mainland, PRC	277
Listed in Hong Kong, PRC	120
Listed overseas	93
Unlisted (ii)	208,424

Total	208,914

(i)	Other financial assets at amortised cost mainly include large-denomination certificates of deposits.
(ii)	Unlisted debt securities refer to debt securities traded in Chinese interbank market.

	As at 30 June 2023
Debt securities – fair value hierarchy	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Trust schemes	—	—	127,906	127,906
Debt investment plans	—	—	53,098	53,098
Others	636	1,474	33,325	35,435

Total	636	1,474	214,329	216,439

Debt securities – contractual maturity schedule	As at 30 June 2023 RMB million
Maturing:
Within one year	35,147
After one year but within five years	110,085
After five years but within ten years	56,377
Over ten years	7,305

Total	208,914

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.3     Held-to-maturity securities

As at 31 December 2022 RMB million
Debt securities
Government bonds	378,105
Government agency bonds	1,004,162
Corporate bonds	178,203
Subordinated bonds	13,734

Total	1,574,204

Debt securities
Listed in Mainland, PRC	231,704
Listed in Hong Kong, PRC	144
Listed overseas	62
Unlisted (i)	1,342,294

Total	1,574,204

(i)	Unlisted debt securities refer to debt securities traded in Chinese interbank market.

	As at 31 December 2022
Debt securities – fair value hierarchy	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	240,597	177,217	417,814
Government agency bonds	104,751	976,103	1,080,854
Corporate bonds	719	185,426	186,145
Subordinated bonds	—	15,993	15,993

Total	346,067	1,354,739	1,700,806

Debt securities – contractual maturity schedule	As at 31 December 2022 RMB million
Maturing:
Within one year	33,961
After one year but within five years	160,527
After five years but within ten years	83,894
Over ten years	1,295,822

Total	1,574,204

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.4    Loans

As at 31 December 2022 RMB million (Restated, Note 2.1.2.e)
Loans	344,426
Impairment	(2,343)

Net value	342,083

Fair value	351,285

As at 31 December 2022 RMB million (Restated, Note 2.1.2.e)
Maturing:
Within one year	52,989
After one year but within five years	180,686
After five years but within ten years	97,081
Over ten years	13,670

Total	344,426

Impairment	(2,343)

Net value	342,083

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.5     Financial assets at fair value through other comprehensive income

As at 30 June 2023 RMB million
Debt securities
Government bonds	485,243
Government agency bonds	1,574,689
Corporate bonds	383,389
Subordinated bonds	28,882
Others (i)	87,970

Sub-total	2,560,173

Equity securities
Common stocks	135
Preferred stocks	51,198
Others (ii)	75,725

Sub-total	127,058

Total	2,687,231

Impairment	1,982

(i)	Other debt securities measured at fair value through other comprehensive income mainly include trust schemes and debt investment plans.
(ii)	Other equity securities measured at fair value through other comprehensive income mainly include perpetual bonds.

As at 30 June 2023 RMB million
Debt securities
Listed in Mainland, PRC	356,234
Listed in Hong Kong, PRC	41
Listed overseas	145
Unlisted (iii)	2,203,753

Sub-total	2,560,173

Equity securities
Listed in Mainland, PRC	51,828
Listed in Hong Kong, PRC	106
Unlisted (iv)	75,124

Sub-total	127,058

Total	2,687,231

(iii)	Unlisted debt securities include those traded in the Chinese interbank market and those not publicly traded.
(iv)	Unlisted equity securities include those not traded on stock exchanges, which are mainly perpetual bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.5     Financial assets at fair value through other comprehensive income (continued)

Debt securities – contractual maturity schedule	As at 30 June 2023 RMB million
Maturing:
Within one year	158,704
After one year but within five years	373,101
After five years but within ten years	207,971
Over ten years	1,820,397

Total	2,560,173

The Group disposed equity securities at fair value through other comprehensive income of RMB844 million in 2023. The accumulated gains on such disposal amounted to RMB27 million and were transferred from other comprehensive income to retained earnings.

7.6	Available-for-sale securities

As at 31 December 2022 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	47,188
Government agency bonds	313,270
Corporate bonds	188,563
Subordinated bonds	156,024
Others (i)	174,398

Sub-total	879,443

Equity securities
Funds	131,897
Common stocks	414,148
Preferred stocks	50,522
Others (i)	244,964

Sub-total	841,531

Available-for-sale securities, at cost
Equity securities
Others (i)	17,134

Total	1,738,108

(i)	Other available-for-sale securities mainly include unlisted equity securities, private equity funds, trust plans and perpetual bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.6     Available-for-sale securities (continued)

As at 31 December 2022 RMB million
Debt securities
Listed in Mainland, PRC	85,450
Listed in Hong Kong, PRC	38
Listed overseas	94
Unlisted (i)	793,861

Sub-total	879,443

Equity securities
Listed in Mainland, PRC	420,287
Listed in Hong Kong, PRC	59,495
Listed overseas	59
Unlisted (ii)	378,824

Sub-total	858,665

Total	1,738,108

(i)	Unlisted debt securities include those traded in the Chinese interbank market and those not publicly traded.
(ii)	Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities – contractual maturity schedule	As at 31 December 2022 RMB million
Maturing:
Within one year	118,373
After one year but within five years	206,086
After five years but within ten years	239,004
Over ten years	315,980

Total	879,443

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.7     Financial assets at fair value through profit or loss

As at 30 June 2023 RMB million
Debt securities
Government bonds	1,783
Government agency bonds	8,513
Corporate bonds	199,402
Subordinated bonds/debts	217,027
Others (i)	239,337

Sub-total	666,062

Equity securities
Funds	166,219
Common stocks	435,757
Others (ii)	247,962

Sub-total	849,938

Total	1,516,000

Debt securities
Listed in Mainland, PRC	52,343
Listed in Hong Kong, PRC	22
Listed overseas	360
Unlisted (iii)	613,337

Sub-total	666,062

Equity securities
Listed in Mainland, PRC	412,035
Listed in Hong Kong, PRC	46,540
Listed overseas	8,094
Unlisted (iii)	383,269

Sub-total	849,938

Total	1,516,000

(i)	Other debt securities under financial assets at fair value through profit or loss mainly include trust schemes and debt investment plans.
(ii)	Other equity securities under financial assets at fair value through profit or loss mainly include private equity funds and unlisted equities.
(iii)

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

7    FINANCIAL ASSETS (continued)

7.8     Securities at fair value through profit or loss

As at 31 December 2022 RMB million
Debt securities
Government bonds	1,805
Government agency bonds	9,622
Corporate bonds	152,347
Others (i)	27,755

Sub-total	191,529

Equity securities
Funds	13,444
Common stocks	18,552
Others	265

Sub-total	32,261

Total	223,790

Debt securities
Listed in Mainland, PRC	36,455
Listed in Hong Kong, PRC	21
Listed overseas	293
Unlisted (ii)	154,760

Sub-total	191,529

Equity securities
Listed in Mainland, PRC	16,901
Listed in Hong Kong, PRC	637
Listed overseas	4,233
Unlisted (ii)	10,490

Sub-total	32,261

Total	223,790

(i)	Other debt securities at fair value through profit or loss mainly include inter-bank certificates of deposits.
(ii)

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

8    INSURANCE CONTRACTS

8.1     Significant actuarial assumptions

(i) Estimates of future cash flows

All of the future cash flows within the boundary of each group of contracts are included in the measurement of each group of insurance contracts.

The Group estimates cash flows which are expected in the future and the timing and probability that they will occur based on the information available at the reporting date. In making these expectations, the Group uses information about past events, current conditions and forecasts of future conditions. The Group’s estimate of future cash flows is the probability-weighted mean of a range of scenarios that reflect the full range of possible outcomes.

The Group adjusts the estimates of future cash flows to reflect the time value of money.

Assumptions used to develop estimates about future cash flows are reassessed by the Group at the reporting date and adjusted where required.

Significant actuarial assumptions used are discussed below:

Discount rates

The Group adjusts the discount rate at the risk-free yield curve using the information available at the reporting date, and applies the bottom-up approach in determining the discount rates for future cash flows of insurance contracts. The assumed spot discount rates are as follows:

Discount rate assumptions
As at 30 June 2023	2.36%~4.80%
As at 31 December 2022	2.59%~4.80%
As at 30 June 2022	2.44%~4.80%

Mortality/Morbidity

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on the China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience. Similarly, continuing advancements in medical care and social conditions may push forward improvements in longevity.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

8    INSURANCE CONTRACTS (continued)

8.1     Significant actuarial assumptions (continued)

(i)    Estimates of future cash flows (continued)

Expense assumptions

Expense assumptions are based on the information available at the reporting date with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions.

Lapse rates

The lapse rates are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates are determined with reference to creditable past experience, current conditions, future expectations and other information.

Policy dividend assumption

The policy dividend assumption is uncertainty and is affected by factors such as the expected investment returns, the Group’s dividend policy, and the reasonable expectations of policyholders. The Group is obliged to pay 70% or a higher percentage as agreed in the insurance policy of the cumulative distributable income to the participating insurance policyholders.

(ii) Risk adjustment for non-financial risk

The risk adjustment for non-financial risk is calculated at the Group level and then allocated down to each group of contracts in accordance with their risk profiles. The Group applies a quantile approach and determines the risk adjustment for non-financial risk at the 75th quantile points.

8.2	Insurance contract liabilities

(i) The analysis of liability for remaining coverage and liability for incurred claims of insurance contracts

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million

Insurance contract liabilities
Liability for remaining coverage	4,629,900	4,201,391
Including: Excluding loss component	4,608,139	4,179,444
Loss component	21,761	21,947
Liability for incurred claims	66,186	65,556

Total	4,696,086	4,266,947

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

8    INSURANCE CONTRACTS (continued)

8.2     Insurance contract liabilities (continued)

(ii) The analysis of measurement of insurance contract liabilities components

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million

Contracts not measured using the premium allocation approach
Present value of future cash flows	3,819,741	3,413,416
Risk adjustment for non-financial risk	35,229	34,186
Contractual service margin	802,380	783,473

Sub-total	4,657,350	4,231,075

Contracts measured using the premium allocation approach	38,736	35,872

Total	4,696,086	4,266,947

9 INSURANCE REVENUE

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
Contracts not measured using the premium allocation approach
Expected incurred claims and other expenses	28,574	29,937
Contractual service margin for the service provided	21,597	21,600
Recovery of insurance acquisition cash flows	14,489	13,021
Risk adjustment for non-financial risk expired	895	998

Sub-total	65,555	65,556

Contracts measured using the premium allocation approach	26,386	26,169

Total	91,941	91,725

10 INTEREST INCOME

For the six months ended 30 June 2023 RMB million

Interest income from financial assets measured at amortised cost (i)	17,948
Interest income from debt instruments at fair value through other comprehensive income	43,298

Total	61,246

(i)

Interest income from financial assets measured at amortised cost mainly includes interest income arising from cash and cash equivalents, financial assets purchased under agreements to resell, financial assets at amortised cost and term deposits.

(ii)	Interest income is recognised using the effective interest rate method.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

11 INVESTMENT INCOME

For the six months ended 30 June 2023 RMB million

Dividends and interest income
Dividends
Financial assets at fair value through profit or loss	9,896
Equity instruments at fair value through other comprehensive income	1,452
Interest income
Financial assets at fair value through profit or loss	12,265
Realised gains/(losses)
Financial assets at fair value through profit or loss	(17,166)
Debt instruments at fair value through other comprehensive income	4,677
Unrealised gains/(losses)
Financial assets at fair value through profit or loss	12,654
Financial liabilities at fair value through profit or loss	(159)
Stock appreciation rights	(13)

Total	23,606

For the six months ended 30 June 2022 RMB million (Restated, Note 2.1.2.e, 19(a) (i))

Debt securities
– Held-to-maturity securities	31,039
– Available-for-sale securities	15,474
– Securities at fair value through profit or loss	2,399
Equity securities
– Available-for-sale securities	12,678
– Securities at fair value through profit or loss	350
Bank deposits	12,797
Loans	10,360
Financial assets purchased under agreements to resell	357

Total	85,454

For the six months ended 30 June 2022, the interest income accrued using the effective interest rate method and included in investment income was RMB70,027 million.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

12 NET REALISED GAINS ON FINANCIAL ASSETS

For the six months ended 30 June 2022
RMB million
Debt securities
Realised gains or losses (i)	4,977
Impairment (ii)	—

Sub-total	4,977

Equity securities
Realised gains or losses (i)	7,363
Impairment (ii)	(5,678)

Sub-total	1,685

Total	6,662

(i)	Realised gains or losses were generated mainly from available-for-sale securities.
(ii)

For the six months ended 30 June 2022, the Group recognised an impairment charge of RMB263 million for available-for-sale funds, an impairment charge of RMB5,415 million for available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

13 NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

For the six months ended 30 June 2022
RMB million
Debt securities	264
Equity securities	(5,514)
Stock appreciation rights	(53)
Financial liabilities at fair value through profit or loss	174

Total	(5,129)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

14 INSURANCE SERVICE EXPENSES

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
Contracts not measured using the premium allocation approach
Incurred claims and other expenses	23,535	22,157
Amortisation of insurance acquisition cash flows	14,489	13,021
Losses/(reversals of losses) on onerous contracts	(566)	3,191
Changes to liability for incurred claims	304	266

Sub-total	37,762	38,635

Contracts measured using the premium allocation approach	27,084	24,599

Total	64,846	63,234

15 EXPECTED CREDIT LOSSES

For the six months ended 30 June 2023
RMB million
Debt instruments at fair value through other comprehensive income	(602)
Financial assets at amortised cost	(92)
Term deposits	(96)
Statutory deposits – restricted	(4)
Other receivables	(3)

Total	(797)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

16 TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a) The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2023 RMB million	2022
		RMB million (Restated, Note 2.1.2.e)
Current taxation – enterprise income tax	590	720
Deferred taxation	74	2,754

Taxation charges	664	3,474

(b) The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2022: same) is as follows:

	For the six months ended 30 June
	2023 RMB million	2022
		RMB million (Restated, Note 2.1.2.e)
Profit before income tax	37,538	43,537
Income tax computed at the statutory tax rate	9,385	10,884
Adjustment on current income tax of previous period	101	(245)
Non-taxable income (i)	(9,064)	(7,364)
Expenses not deductible for tax purposes (i)	115	123
Deductible losses for which no deferred tax asset was recognised	19	13
Others	108	63

Income tax at the effective tax rate	664	3,474

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

16    TAXATION (continued)

(c) As at 30 June 2023 and 31 December 2022, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2023 RMB million	As at 31 December 2022
		RMB million (Restated, Note 2.1.2.e)
Deferred tax assets	69,968	48,703
Deferred tax liabilities	(53,518)	(2,849)

Net deferred tax assets	16,450	46,126
Net deferred tax liabilities	—	(272)

As at 30 June 2023 and 31 December 2022, the deferred taxation was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%.

(d) The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2023 RMB million	As at 31 December 2022
		RMB million (Restated, Note 2.1.2.e)
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	59,940	39,773
– deferred tax assets to be recovered within 12 months	10,028	8,930

Sub-total	69,968	48,703

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(51,762)	(1,396)
– deferred tax liabilities to be settled within 12 months	(1,756)	(1,453)

Sub-total	(53,518)	(2,849)

Net deferred tax assets/liabilities	16,450	45,854

17 EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2023 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2022: same).

18 DIVIDENDS

A dividend in respect of 2022 of RMB0.49 (inclusive of tax) per ordinary share, totalling RMB13,850 million, was approved at the Annual General Meeting on 28 June 2023.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2023:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	A subsidiary of the Company
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	A subsidiary of the Company
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	A subsidiary of the Company
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	A subsidiary of the Company
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	A subsidiary of the Company
China Life Guang De (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	A subsidiary of the Company
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“Pension Industry Fund”)	A subsidiary of the Company
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund I”)	A subsidiary of the Company
China Renshou Nianfeng Insurance Agency Co., Ltd. (“Nianfeng Insurance Agency”)	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Ltd.	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Company Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)    Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2023 (continued):

Significant related parties	Relationship with the Company
New Fortune Wisdom Limited	An indirect subsidiary of the Company
New Capital Wisdom Limited	An indirect subsidiary of the Company
Wisdom Forever Limited Partnership	An indirect subsidiary of the Company
Dalian Hope Building Company Ltd.	An indirect subsidiary of the Company
Xi’an Shengyi Jingsheng Real Estate Co., Ltd.	An indirect subsidiary of the Company
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership)	An indirect subsidiary of the Company
China Life (Hangzhou) Hotel Co., Ltd.	An indirect subsidiary of the Company
China Life Jiayuan (Xiamen) Health Management Co., Ltd.	An indirect subsidiary of the Company
China Life (Tianjin) Pension and Retirement Investment Company Limited (“Tianjin Pension Company”) (i)	An indirect subsidiary of the Company
Guoshou (Qingdao) Health Management Co., Ltd. (“Guoshou Qingdao Company”) (ii)	An indirect subsidiary of the Company
Guoshou Qinhuangdao Health and Elderly Care Service Co., Ltd. (“Guoshou Qinhuangdao Company”) (ii)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
PipeChina Sichuan-East Gas Pipeline Co., Ltd.	An associate of the Company
China United Network Communications Limited	An associate of the Company
Joy City Commercial Property Fund L.P.	A joint venture of a subsidiary of the Company
Mapleleaf Century Limited	A joint venture of a subsidiary of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”) (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment Company Limited (“CLHI”)	Under common control of CLIC
China Life Insurance (Group) Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

(i)

On 8 December 2022, the Group contributed RMB728 million through Pension Industry Fund to acquire 99.99% equity of Tianjin Pension Company, a wholly-owned subsidiary of CLIC. The merger is classified as a business combination involving entities under common control as both parties are controlled by CLIC prior and subsequent to the merger and the control is not temporary. According to the financial statements of the combined party obtained on the combination date, the relevant items of the Group’s involved comparative statements have been restated.

(ii)	In 2023, Guoshou Qingdao Company and Guoshou Qinhuangdao Company were newly included in the consolidation scope.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)    Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2023 (continued):

Significant related parties	Relationship with the Company
CL AMC-Yuan Liu No.1 Insurance Asset Management Product	A directly and indirectly held consolidated structured entity of the Company
China Life Investment-China Eastern Airlines Group Equity Investment Scheme	A directly held consolidated structured entity of the Company
China Life-China Hua Neng Debt-to-Equity Swap Investment Scheme	A directly held consolidated structured entity of the Company
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • CL China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Guang Da • Hui Ying No. 8 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Bai Rui Heng Yi No.817 Collective Fund Trust Scheme (Zhong Guo Guo Xin)	A directly and indirectly held consolidated structured entity of the Company
Chongqing Trust Fund • Guo Rong No.4 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
Zhong Hang Trust Fund • Tian Qi [2020] No.372 China Eastern Airlines Equity Instrument	A directly held consolidated structured entity of the Company
Zhong Hang Trust Fund • Tian Qi 21A155 Perpetual Bonds Equity Instrument Investment Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kun Lun Trust • China Metallurgical No.1 Collective Fund	A directly held consolidated structured entity of the Company
Jiang Su Trust-Xin Bao Sheng No.144 (Jing Tou) Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life – Yunnan State-owned Enterprise Reform and Development Equity Investment Scheme (Phase I)	A directly held consolidated structured entity of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b) Significant related party transactions

			For the six months ended 30 June
	Notes		2023 RMB million	2022 RMB million
Transactions between CLIC and its subsidiaries and the Group
CLIC
Distribution of dividends from the Company and AMC to CLIC			9,484	12,941
Policy management fee from CLIC	(i)		232	211
Asset management fee from CLIC	(ii.a)		66	70
CLP&C
Agency fee from CLP&C	(iii)		780	719
Dividends from CLP&C			80	75
Rental and a service fee from CLP&C			46	46
Asset management fee from CLIC	(ii.c)		22	17
CLI
Payment of asset management fee to CLI	(ii.d)		275	290
CLHI
Payment of an operation management service fee to CLHI	(vi)		37	48
CL Overseas
Asset management fee from CL Overseas	(ii.b)		48	39
Transactions between associates and joint ventures and the Group
CGB
Interest on deposits from CGB			1,313	1,415
Dividends from CGB (Note 6)			742	774
Commission expenses charged by CGB	(iv	)	218	150
Rental fee from CGB			78	88
Sino-Ocean
Interest of corporate bonds from Sino-Ocean			19	7
Transaction between other associates and joint ventures and the Group
Dividends from other associates and joint ventures			1,118	1,154
Transaction between EAP and the Group
Contribution to EAP			616	704

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)    Significant related party transactions (continued)

			For the six months ended 30 June
	Notes		2023 RMB million	2022 RMB million
Transactions between other subsidiaries and the Company
Payment of an asset management fee
Payment to AMC	(ii.e	)	1,603	1,426
Payment to AMC HK	(ii.f	)	7	10
Dividends from subsidiaries
Dividends from Pension Company			248	241
Agency fee received
Agency fee from Pension Company	(v	)	11	20
Rental received
Rental from Pension Company			38	39
Capital increase in subsidiaries
Capital contribution to Pension Industry Fund			1,380	–
Capital contribution to Golden Phoenix Tree Limited			264	–
Capital contribution to Shanghai Wansheng			12	12
Capital reduction of subsidiaries
Capital reduction from Yuan Shu Yuan Jiu			19	–
Capital reduction from Yuan Shu Yuan Pin			19	–
Transactions between the consolidated structured entities and the Company
Distribution of profits from the consolidated structured entities to the Company			8,686	7,614

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)    Significant related party transactions (continued)

Notes:

(i)

On 31 December 2021, the Company and CLIC renewed the insurance agency agreement, effective from 1 January 2022 to 31 December 2024. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee is payable annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB14.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)

In December 2022, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2023 to 31 December 2025. In accordance with the agreement, CLIC paid AMC a basic service fee for the management of insurance funds. The fixed service rate applicable to various investment products (mainly including bonds, deposits, stocks, funds, public real estate investment trusts, financial products, unlisted equity, equity investment funds, derivatives, liquidity management, and domestic securities lending business) ranges from 0.02% to 0.3%. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting book balance of purchased products issued by AMC that have already been charged with a management fee) at the beginning and the end of any given month by the service rate, divided by 12. Assets issued by AMC that have been charged with a management fee are executed at the rate specified in the legal documents of the financial product, and no separate management fee is paid. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an Asset Entrusted Investment Management Agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. Upon expiration, CL Overseas and AMC HK renewed the agreement, effective for three years, from 1 January 2023 to 31 December 2025.

(ii.c)

On 10 February 2021, CLP&C renewed an Insurance Funds Entrusted Investment Management Agreement with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 27 December 2021, the Company and CLI renewed an Entrusted Investment Management and Operation Service Agreement of Alternative Investment of Insurance Funds, effective from 1 January 2022 to 31 December 2023. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of non-standard financial products and quasi-securitised financial products under the instructions of the annual guidelines. The Company paid CLI an investment management service fee or product management fee and a performance related bonus based on the agreement. For existing projects, the investment management service fee rate was paid according to the standard fee rate settled at the time the projects were incurred; for new projects, the product management fee rate was determined by both parties with reference to market environment and management method, with the highest not to exceed 0.6%. The performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 2% to positive 2% of the investment management service fee in the current period.

(ii.e)

On 1 January 2023, the Company renewed an Insurance Funds Entrusted Investment Management Agreement with AMC, effective from 1 January 2023 to 31 December 2025. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable management service fee. The daily accrued fixed investment management service fee is calculated and payable on a quarterly basis, by multiplying the basic annual investment management fee rate of this category by net value of the total invested assets on that day, divided by 360; the variable management service fee is calculated on the basis of 7.5%of the fixed investment management service fee of the relevant year, by multiplying a payment ratio determined by the company based on the results of its annual appraisal of AMC. The variable management service fee is payable annually. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income of the Group.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)    Significant related party transactions (continued)

Notes (continued):

(ii.f)

On 29 December 2021, the Company renewed an Insurance Funds Entrusted Investment Management Agreement with AMC HK, which is effective from 1 January 2022 to 31 December 2024. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a semi-annual basis, the investment management fee was determined based on market pricing method and the maximum investment management fee paid annually is RMB30 million. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income of the Group.

(iii)

On 31 January 2018, the Company and CLP&C signed a Framework Agreement for Mutual Insurance Sales Business Agency (The Company as the Agent), whereby CLP&C entrusted the Company to act as an agent to sell designated insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023. The agreement was automatically renewed for one year to 7 March 2024.

(iv)

On 31 December 2022, the Company and CGB renewed a Cooperation Agreement of Insurance and Business Agency. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sales of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sales of each category of individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length principles. The commissions are payable on a monthly basis. The agreement is effective from the signing date until 31 December 2025.

On 27 December 2021, the Company and CGB renewed a Cooperation Agreement for Agency of Corporate Group Insurance Products. All corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sales of each category of group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to market prices of comparable independent third-parties. The commissions are payable on a monthly basis. The agreement is effective for one year from 1 January 2022, with an automatic one-year renewal if no objections are raised by either party upon expiry, not exceeding twice. In 2023, both parties had no objection to this agreement, so that it remains effective.

(v)

On 29 December 2021, the Company and Pension Company renewed an Entrusted Agency Agreement for Pension Business Acted by China Life. The agreement is effective from 1 January 2022 to 31 December 2024. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational annuity business and the third-pillar pension financial business. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 50% to 70% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 35% to 60% of the annual investment management fee (excluding risk reserves for investment). For pension business, the commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the individual pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupational annuity and third-pillar pension financial business are determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vi)

On 31 December 2021, the Company and CLHI signed a new Aged-Care Projects Management Service Agreement, effective from 1 January 2022 to 31 December 2022. In 2023, both parties agreed to renew the agreement for one year under the premise that listing rules and regulations issued by the National Administration of Financial Regulation were not violated. In accordance with the agreement, the Company entrusted CLHI to operate and manage existing aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a quarterly basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2%.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c) Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million
Amounts due from and to related parties of the Group
Amount due from CLIC	300	539
Dividends due to CLIC	(9,469)	–
Amount due from CL Overseas	132	118
Amount due from CLP&C	237	293
Amount due to CLP&C	(66)	(53)
Amount due from CLI	7	5
Amount due to CLI	(482)	(528)
Amount due to CLHI	(29)	(61)
Amount deposited with CGB	60,160	57,904
Wealth management products and other securities of CGB	8,050	8,027
Amount due to CGB	(97)	(66)
Corporate bonds of Sino-Ocean	226	648
Amount due from CL Ecommerce	4	4
Amount due to CL Ecommerce	(17)	(29)
Amounts due from and to subsidiaries of the Company
Amount due from CL Hotel Investors, L.P.	6,367	6,137
Amount due to AMC	(874)	(782)
Amount due to AMC HK	(15)	(7)
Amount due from Pension Company	34	43
Amount due to Pension Company	(56)	(123)
Amount due from Rui Chong Company	270	274

(d)    Key management personnel compensation

	For the six months ended 30 June
	2023 RMB million	2022 RMB million
Salaries and other benefits	10	10

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

19    SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e) Transactions with state-owned enterprises

Under IAS 24 “Related Party Disclosures” (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises are conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related party transactions and has applied IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2023, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2023, a large portion of group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with state-owned reinsurance companies.

20 SHARE CAPITAL

	As at 30 June 2023		As at 31 December 2022
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2023, the Company’s share capital is as follows:

	As at 30 June 2023
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2023

21 PROVISIONS AND CONTINGENT LIABILITIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million
Pending lawsuits	596	531

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyses all pending lawsuits on a case by case basis at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2023 and 31 December 2022, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

22 COMMITMENTS

(a) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million
Contracted, but not provided for
Investments	93,069	91,727
Property, plant and equipment	1,663	1,408

Total	94,732	93,135

(b) Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2023 RMB million	As at 31 December 2022 RMB million
Not later than one year	827	893
Later than one year but not later than five years	1,355	1,478
Later than five years	190	160

Total	2,372	2,531

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

China Life Insurance Company Limited Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China Telephone: 86-10-63633333 Website: www.e-chinalife.com E-mail: ir@e-chinalife.com MIX Paper from responsible sources FSCTM C008061 FSC www.fsc.org